04010212

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Royal Nedlloyd N.V.

*CURRENT ADDRESS Boompjes 40 - 3011 XB Rotterdam The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

FILE NO. 82- 1056 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: GBS

DAT : 3/2/04

Nedlloyd

82-1056

JAARVERSLAG KONINKLIJKE NEDLLOYD N.V.

ARIS 12-31-02

ANNUAL REPORT ROYAL NEDLLOYD N.V.


Martinair
Amsterdam
Schiphol


P&O Nedlloyd
2002

Nedlloyd

JAARVERSLAG KONINKLIJKE NEDLLOYD N.V.

ANNUAL REPORT ROYAL NEDLLOYD N.V.

2002

De foto's in dit jaarverslag geven een beeld van de activiteiten van zowel P&O Nedlloyd als Martinair.

The photographs in this Annual Report give an impression of the activities of both P&O Nedlloyd and Martinair.



deldrijven
pired by the sea

De uitgifte van het boek "De kunst van het handeldrijven" in 2002, was Nedlloyds bijdrage aan de herdenking van het 400-jarig bestaan van de VOC.

The publishing of the book "De kunst van het handeldrijven. Art inspired by the sea" in 2002, was Nedlloyd's contribution to the commemoration of the 400th anniversary of the Dutch East India Company.

PROFIEL

Koninklijke Nedlloyd N.V. is een in Rotterdam gevestigde internationale dienstverlener in de logistieke sector, met als hoofdactiviteit containerlogistiek via het netwerk van wereldwijde scheepvaartverbindingen van P&O Nedlloyd (omzet 2002: circa US $ 4,7 mrd). Nedlloyd heeft een belang van 50% in P&O Nedlloyd, dat tot de grootste containerrederijen ter wereld behoort.
Nedlloyd heeft eveneens een belang van 50% in de luchtvaartmaatschappij Martinair.

De aandelen van de vennootschap zijn genoteerd aan de effectenbeurs van Amsterdam, Euronext Amsterdam. Zij zijn eveneens verhandelbaar in de Verenigde Staten van Amerika in de vorm van sponsored ADR's (American Depositary Receipts).

PROFILE

Royal Nedlloyd N.V. is an international logistics services company with headquarters in Rotterdam. Nedlloyd's core activities are container logistics through the network of global shipping links of P&O Nedlloyd (turnover 2002: approximately US $ 4.7 billion). P&O Nedlloyd is among the largest container shipping companies in the world, in which Nedlloyd holds a 50% interest. Nedlloyd also holds a 50% interest in Martinair airline company.

The Company's shares are listed on the Amsterdam stock exchange, Euronext Amsterdam. They can also be traded in the United States of America in the form of sponsored ADRs (American Depositary Receipts).

MISSIE

Koninklijke Nedlloyd N.V. stelt zich ten doel P&O Nedlloyd zo sterk mogelijk te positioneren in de markt van wereldwijde containerscheepvaart en duurzame winstgevendheid te bereiken. Nedlloyd wil haar aandeelhouders een concurrerend rendement op het door hen in de onderneming geïnvesteerde vermogen bieden.

MISSION

Royal Nedlloyd N.V.'s principle aim is to ensure the strongest possible position for P&O Nedlloyd in the global container shipping industry, and to achieve enduring profitability.
Nedlloyd aims at offering its shareholders a competitive return on their investment in the Company.

Belangrijke data

2003	
Publicatie jaarresultaat 2002	6 maart
Algemene Vergadering van Aandeelhouders	8 mei
Publicatie resultaat eerste kwartaal	8 mei
Publicatie resultaat eerste halfjaar	14 augustus
Publicatie resultaat derde kwartaal	13 november
2004	
Publicatie jaarresultaat 2003	4 maart
Algemene Vergadering van Aandeelhouders	6 mei
Publicatie resultaat eerste kwartaal	6 mei
Publicatie resultaat eerste halfjaar	12 augustus
Publicatie resultaat derde kwartaal	11 november

Key dates

2003	
Publication of the results for the year 2002	6 March
General Meeting of Shareholders	8 May
Publication first-quarter results	8 May
Publication half-year results	14 August
Publication third-quarter results	13 November
2004	
Publication of the results for the year 2003	4 March
General Meeting of Shareholders	6 May
Publication first-quarter results	6 May
Publication half-year results	12 August
Publication third quarter results	11 November

Dit jaarverslag is ook beschikbaar op internet:
www.nedlloyd.com

This Annual Report will also be published on the internet:
www.nedlloyd.com

The English report is a translation of the original in the Dutch language.
In matters of interpretation the Dutch text will prevail.

INHOUDSOPGAVE

CONTENTS

KENGETALLEN NEDLLOYD

	2002	2001
Cijfers jaarrekening (x € 1 mln)		
Bedrijfsresultaat	**– 4**	– 6
Aandeel in resultaat joint venture P&O Nedlloyd	**– 162**	8
Aandeel in resultaat 50% belang in Martinair	**2**	– 3
Nettorente	**4**	7
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**– 160**	6
Belastingen	**–**	–
Nettoresultaat	**– 160**	6
Eigen vermogen	**784**	1.086
Groepsvermogen	**784**	1.086
Werkzaam vermogen	**722**	999
Investeringen in materiële vaste activa	**0**	0
Afschrijvingen	**0**	0
Gegevens per uitstaand gewoon aandeel (x € 1)		
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**– 7,52**	0,27
Nettoresultaat	**– 7,52**	0,27
Resultaat uit gewone bedrijfsuitoefening voor belastingen en na verwatering	**– 7,52**	0,27
Nettoresultaat na verwatering	**– 7,52**	0,27
Dividend	**1,00**	1,00
Eigen vermogen	**36,77**	51,46
Gemiddeld aantal uitstaande gewone aandelen (x 1.000)	**21.277**	22.560
Gemiddeld aantal uitstaande gewone aandelen na verwatering (x 1.000)	**21.277**	22.630
Ratio's (in %)		
Resultaat uit gewone bedrijfsuitoefening voor belastingen / gemiddeld eigen vermogen	**– 17,1**	0,6
Nettoresultaat / gemiddeld eigen vermogen	**– 17,1**	0,6
Groepsvermogen / balanstotaal	**93,4**	93,6
Personeel *		
Gemiddeld aantal personeelsleden	**48**	71
Aantal personeelsleden ultimo	**26**	69
Waarvan in Nederland	**26**	69

* Inclusief Nedlloyd Interne Dienst B.V.

Voor definities zie blz. 89.

KEY FIGURES NEDLLOYD

	2002	2001
Financial statements (x € 1 million)		
Operating result	**– 4**	– 6
Share in result of joint venture P&O Nedlloyd	**– 162**	8
Share in result 50% interest in Martinair	**2**	– 3
Interest income minus interest expense	**4**	7
Result on ordinary activities before taxation	**– 160**	6
Taxation	**–**	–
Net result	**– 160**	6
Shareholders' equity	**784**	1,086
Group equity	**784**	1,086
Capital employed	**722**	999
Capital expenditure on tangible fixed assets	**0**	0
Depreciation	**0**	0
Data per ordinary share outstanding (x € 1)		
Result on ordinary activities before taxation	**– 7.52**	0.27
Net result	**– 7.52**	0.27
Result on ordinary activities before taxation fully diluted	**– 7.52**	0.27
Net result fully diluted	**– 7.52**	0.27
Dividend	**1.00**	1.00
Shareholders' equity	**36.77**	51.46
Average number of ordinary shares outstanding (x 1,000)	**21,277**	22,560
Average number of ordinary shares outstanding fully diluted (x 1,000)	**21,277**	22,630
Ratios (in %)		
Result on ordinary activities before taxation / average shareholders' equity	**– 17.1**	0.6
Net result / average shareholders' equity	**– 17.1**	0.6
Group equity / balance sheet total	**93.4**	93.6
Staff *		
Average number of staff	**48**	71
Number of staff at year end	**26**	69
Of which in the Netherlands	**26**	69

* Inclusive Nedlloyd Interne Dienst B.V.

For definitions please refer to page 91.

KENGETALLEN PER ACTIVITEIT

(bedragen in € 1 mln)

	2002	2001
Zeescheepvaart		
Aandeel in resultaat joint venture P&O Nedlloyd	**- 162**	8
Boekwaarde aandeel joint venture P&O Nedlloyd	**580**	864
Overige activiteiten		
Aandeel in resultaat Martinair	**2**	- 3
Boekwaarde aandeel Martinair	**144**	142
Boekwaarde overige financiële vaste activa	**2**	3



20
10
0
-10
-20
-30
-40
-50
01 I
01 II
01 III
01 IV
02 I
02 II
02 III
02 IV
€ mln
€ million

Aandeel in resultaat joint venture P&O Nedlloyd
Share in result of joint venture P&O Nedlloyd

KENGETALLEN NEDLLOYD IN US DOLLARS

In onderstaand overzicht zijn de kengetallen uit de geconsolideerde jaarrekening van Nedlloyd, die wordt opgesteld in euro's, omgerekend in US dollars.

	2002	2001
Omrekeningskoersen euro's / US dollars:		
Posten uit balans	**1,05**	0,88
Posten uit winst- en verliesrekening en kasstroomoverzicht	**0,94**	0,89
Cijfers jaarrekening (x US $ 1 mln)		
Bedrijfsresultaat	**- 4**	- 5
Aandeel in resultaat joint venture P&O Nedlloyd	**- 152**	7
Aandeel in resultaat 50% belang in Martinair	**2**	- 3
Nettorente	**4**	6
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**- 150**	5
Belastingen	**-**	-
Nettoresultaat	**- 150**	5
Eigen vermogen	**823**	956
Groepsvermogen	**823**	956
Werkzaam vermogen	**758**	879
Investeringen in materiële vaste activa	**0**	0
Afschrijvingen	**0**	0
In US dollars per uitstaand gewoon aandeel:		
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**- 7,07**	0,24
Nettoresultaat	**- 7,07**	0,24
Resultaat uit gewone bedrijfsuitoefening voor belastingen en na verwatering	**- 7,07**	0,24
Nettoresultaat na verwatering	**- 7,07**	0,24
Dividend	**1,05**	0,88
Eigen vermogen	**38,61**	45,28

Voor definities zie blz. 89.

KEY FIGURES PER ACTIVITY

(amounts in € 1 million)

	2002	2001
Ocean Shipping		
Share in result of joint venture P&O Nedlloyd	**- 162**	8
Book value of share in joint venture P&O Nedlloyd	**580**	864
Other activities		
Share in result of Martinair	**2**	- 3
Book value of share in Martinair	**144**	142
Book value of investments	**2**	3

KEY FIGURES NEDLLOYD IN US DOLLARS

Below we present the key figures of the consolidated financial statements of Nedlloyd, originally prepared in Euros, converted into US dollars.

	2002	2001
Euro / US dollar exchange rates:		
Balance sheet items	**1.05**	0.88
Profit and loss account and cash flow statement items	**0.94**	0.89
Financial statements (x US $ 1 million)		
Operating result	**- 4**	- 5
Share in result of joint venture P&O Nedlloyd	**- 152**	7
Share in result 50% interest in Martinair	**2**	- 3
Interest income minus interest expense	**4**	6
Result on ordinary activities before taxation	**- 150**	5
Taxation	**-**	-
Net result	**- 150**	5
Shareholders' equity	**823**	956
Group equity	**823**	956
Capital employed	**758**	879
Capital expenditure on tangible fixed assets	**0**	0
Depreciation	**0**	0
Data per ordinary share outstanding (US $ 1):		
Result on ordinary activities before taxation	**- 7.07**	0.24
Net result	**- 7.07**	0.24
Result on ordinary activities before taxation fully diluted	**- 7.07**	0.24
Net result fully diluted	**- 7.07**	0.24
Dividend	**1.05**	0.88
Shareholders' equity	**38.61**	45.28

For definitions please refer to page 91.

BERICHT VAN DE RAAD VAN COMMISSARISSEN

Jaarrekening en dividendvoorstel
In het voorliggende jaarverslag van de vennootschap over 2002 is de jaarrekening opgenomen. Deze is door de Raad van Bestuur opgemaakt en door ons, na bespreking met de externe accountant KPMG Accountants N.V., op 5 maart 2003 vastgesteld. De accountantsverklaring is opgenomen op pagina 78 van het verslag.

Het boekjaar 2002 is met een verlies van € 160 mln afgesloten. De laatste jaren is met het oog op de kaspositie, die uit desinvesteringen is gevormd, jaarlijks een dividend uitgekeerd laatstelijk ter grootte van € 1 per aandeel. De kaspositie is zodanig, dat deze uitkering uit het eigen vermogen opnieuw kan worden voorgesteld. Dit beleid is destijds voor een beperkt aantal jaren in het vooruitzicht gesteld, waarbij de thans voorgestelde uitkering de op één na laatste zou zijn. Wegens het ontbreken van winst zal aandeelhouders worden voorgesteld deze uitkering ad € 1 per aandeel ten laste van de reserves te brengen. De jaarrekening en het voorstel tot uitkering ten laste van de reserves behoeven de goedkeuring van de Algemene Vergadering van Aandeelhouders, die op 8 mei 2003 zal plaatsvinden.

Functioneren Raad van Commissarissen
De Raad van Commissarissen heeft, zowel in als buiten aanwezigheid van de Raad van Bestuur, aandacht besteed aan de wijze waarop beide raden, afzonderlijk zowel als tezamen, functioneren. De samenwerking tussen beide raden was ook dit jaar uitstekend.

In mei 2002 zijn de commissarissen O.H.A. van Royen, voorzitter, R. Hazelhoff en H.-G. Pohl teruggetreden. In hun plaats zijn benoemd L.J.M. (Leo) Berndsen, per 1 januari 2002 en H.B. (Henk) van Wijk, per 8 mei 2002. Mede gezien de reacties van aandeelhouders op de relatieve omvang van de Raad van Commissarissen in verhouding tot de activiteiten van het concern is besloten in de resterende vacature niet te voorzien en het aantal zetels in de Raad van Commissarissen terug te brengen tot vier. De heer Land is de heer Van Royen opgevolgd als voorzitter van de Raad van Commissarissen. De heer Berndsen is benoemd tot ondervoorzitter.

Het Reglement Raad van Commissarissen is geëvalueerd en aangepast aan recente ontwikkelingen op het gebied van corporate governance.

Vergaderingen met de Raad van Bestuur
In het afgelopen jaar zijn wij vijf keer met de Raad van Bestuur bijeen geweest. De Raad van Commissarissen en de Raad van Bestuur houden zich intensief bezig met de resultaatontwikkeling van P&O Nedlloyd en mogelijke strategische opties voor zowel P&O Nedlloyd als Martinair.

Subcommittees uit de Raad van Commissarissen
Het Audit Committee is in het verslagjaar niet afzonderlijk bijeen geweest, doch heeft zijn vergadering samengevoegd met die van de voltallige Raad van Commissarissen, voor deze onderwerpen tevens in aanwezigheid van de externe accountant. Aan het besluit tot samenvoeging liggen ten grondslag de overwegingen dat de werkzaamheden van het Committee grotendeels een herhaling zijn van die van het Audit Committee van P&O Nedlloyd en dat de Raad slechts uit vier personen bestaat. Ook de werkzaamheden van de Benoemingscommissie zijn samengevoegd met die van de voltallige Raad van Commissarissen.

Tevens is in 2002 een afzonderlijke Remuneratiecommissie, bestaande uit de heren Land en Berndsen, ingesteld. De commissie is gedurende het verslagjaar nog niet bijeengeweest.

Vacatures Raad van Commissarissen
In 2003 zullen geen commissarissen aftreden. De bestaande vacature is door de vermindering van het aantal zetels in de Raad van Commissarissen van vijf naar vier, als hierboven aangegeven, vervallen.

De Ondernemingsraad en de Commissie van Aandeelhouders zijn over de vermindering van het aantal zetels geïnformeerd.

Commissie van Aandeelhouders
Het verslag van de Commissie van Aandeelhouders is opgenomen op pagina 84.

Rotterdam, 5 maart 2003

A.H. Land, voorzitter
L.J.M. Berndsen, ondervoorzitter
N. Kroes
H.B. van Wijk

REPORT OF THE SUPERVISORY BOARD

Financial statements and dividend proposal
The Royal Nedlloyd N.V. Annual Report 2002 includes the financial statements as prepared by the Executive Board, which we adopted on 5 March 2003, after having discussed them with the external auditors KPMG Accountants N.V. The Auditors' Report issued by KPMG Accountants N.V. is set forth on page 79 of this Report.

Royal Nedlloyd ended the financial year 2002 with a loss of € 160 million. With a view on the cash position, which results from divestments, a dividend was paid annually over the last few years, most recently to the amount of € 1 per share. Nedlloyd's cash position is such that this payment from shareholders' equity can be proposed again. This policy was outlined at the time for a limited number of years taking into account that the presently proposed payment would be the last but one. Since no net profit was realised during 2002 we propose that this payment of € 1 per share will be charged against the shareholders' reserve account. The financial statements and the proposed charge from the account of the reserves require the approval of the General Meeting of Shareholders, which will be held on 8 May 2003.

Functioning of the Supervisory Board
The Supervisory Board, jointly as well as independently of the Executive Board, reviewed the way both Boards function, separately as well as jointly. Cooperation this year between both Boards is assessed as excellent.

In May 2002 Messrs O.H.A. van Royen, Chairman, R. Hazelhoff and H.-G. Pohl withdrew from the Supervisory Board. In their place Mr L.J.M. (Leo) Berndsen was appointed as of 1 January 2002 and H.B. (Henk) van Wijk as of 8 may 2002. Also in view of shareholder comments on the size of the Supervisory Board relative to the activities of the group, it was decided not to fill the remaining vacancy and to reduce the number of Supervisory Board seats to four. Mr Land has succeeded Mr Van Royen as Chairman of the Supervisory Board.
Mr Berndsen is appointed to Deputy Chairman.

The Supervisory Board Regulations were evaluated and adapted to conform to recent developments in the field of corporate governance.

Meetings with the Executive Board
During the past year we met with the Executive Board five times. The Supervisory Board and the Executive Board are deeply involved in the development of results of P&O Nedlloyd as well as all possible strategic options for both P&O Nedlloyd and Martinair.

Subcommittees of the Supervisory Board
The Audit Committee did not meet separately during the year under review, but met in session together with the entire Supervisory Board, and also in the presence of the external auditor.
The decision to meet in session was based on the consideration that the work of the Committee would largely repeat that of the Audit Committee of P&O Nedlloyd, and that the Board counts only four members. The work of the Appointment Committee was also combined with that of the entire Supervisory Board.

In 2002 a separate Remuneration Committee was also set up, with Messrs Land and Berndsen holding a seat. The Committee has not met in the year under review.

Vacancies on the Supervisory Board
No members of the Supervisory Board will withdraw in 2003. The existing vacancy was cancelled by the reduction of the number of seats on the Supervisory Board from five to four, as indicated above.

The Works Council and the Committee of Shareholders have been informed of the reduction of the number of seats.

Committee of Shareholders
The Report of the Committee of Shareholders is set forth on page 85.

Rotterdam, 5 March 2003

A.H. Land, Chairman
L.J.M. Berndsen, Deputy Chairman
N. Kroes
H.B. van Wijk

PERSONALIA

Beschermheer

Z.K.H. Prins Bernhard der Nederlanden

Raad van Commissarissen

A.H. Land (63), voorzitter
L.J.M. Berndsen (60), ondervoorzitter
Mevrouw N. Kroes (61)
H.B. van Wijk (59)

Commissies uit de Raad van Commissarissen

Remuneratiecommissie

A.H. Land, voorzitter
L.J.M. Berndsen

Het Audit Committee en de Benoemingscommissie zijn geïntegreerd in de voltallige Raad van Commissarissen.

Raad van Bestuur

H.H. Meijer (59)

Stafdirecteuren

R.E. van Meurs (58)
P.V.B. Zwolsman (54)

Board of Directors joint venture P&O Nedlloyd

The Lord Sterling of Plaistow (68), Co-Chairman
L.J.M. Berndsen (60), Co-Chairman
Mevrouw N. Kroes (61)
Sir Bruce MacPhail (63)
H.H. Meijer (59) *
R.P.M. van Slobbe (50) *
B.M.V. Williams (56) *
R.B. Woods (56) *

* = lid Executive Committee.

Situatie per 5 maart 2003.

PERSONALIA LEDEN RAAD VAN COMMISSARISSEN

A.H. Land (63), Canadees, voorzitter.
Lid van de Raad van Commissarissen sedert 1993.
Huidige termijn tot 2004.
Voormalig voorzitter Raad van Bestuur Hagemeyer.
Lid Raad van Commissarissen Aalberts Industries, HAL Holding, MEXX en Wavin.

L.J.M. Berndsen (60), Nederlander, ondervoorzitter.
Lid van de Raad van Commissarissen sedert 2002.
Huidige termijn tot 2006.
Voormalig voorzitter Raad van Bestuur Koninklijke Nedlloyd.
Voorzitter Raad van Commissarissen Corus Nederland.
Lid Raad van Commissarissen Océ, Rabobank Nederland, Stichting Nederlandse Staatsloterij en TBI Holdings.
Co-chairman P&O Nedlloyd Container Line.

Mevrouw N. Kroes (61), Nederlandse.
Lid van de Raad van Commissarissen sedert 1992.
Huidige termijn tot 2004.
Voormalig Minister van Verkeer en Waterstaat en voormalig lid van de Tweede Kamer der Staten Generaal.
Lid Raad van Commissarissen Ballast Nedam, Corio, mmO₂, Nederlandse Spoorwegen, New Skies Satellites, Port Support en Prologis.
Lid Board of Directors P&O Nedlloyd Container Line.

H.B. van Wijk (59), Nederlander.
Lid van de Raad van Commissarissen sedert 2002.
Huidige termijn tot 2006.
Voormalig lid Raad van Bestuur Aegon.
Lid Raad van Commissarissen Rodamco Continental Europe.

THE BOARDS

Patron

H.R.H. Prince Bernhard of The Netherlands

Supervisory Board

A.H. Land (63), Chairman
L.J.M. Berndsen (60), Deputy Chairman
Mrs N. Kroes (61)
H.B. van Wijk (59)

Committees from the Supervisory Board

Remuneration Committee

A.H. Land, Chairman
L.J.M. Berndsen

Both the Audit Committee and the Appointment Committee are integrated with the entire Supervisory Board.

Executive Board

H.H. Meijer (59)

Managing Directors Staff Departments

R.E. van Meurs (58)
P.V.B. Zwolsman (54)

Board of Directors joint venture P&O Nedlloyd

The Lord Sterling of Plaistow (68), Co-Chairman
L.J.M. Berndsen (60), Co-Chairman
Mrs N. Kroes (61)
Sir Bruce MacPhail (63)
H.H. Meijer (59) *
R.P.M. van Slobbe (50) *
B.M.V. Williams (56) *
R.B. Woods (56) *

* = Executive Committee

Situation as at 5 March 2003.

DETAILS OF MEMBERS OF THE SUPERVISORY BOARD

A.H. Land (63), Canadian, Chairman.
Member of the Supervisory Board since 1993.
Current term up to 2004.
Former Chairman of the Executive Board of Hagemeyer.
Member of the Supervisory Boards of Aalberts Industries, HAL Holding, MEXX and Wavin.

L.J.M. Berndsen (60), Dutch, Deputy Chairman.
Member of the Supervisory Board since 2002.
Current term up to 2006.
Former Chairman of the Executive Board of Royal Nedlloyd.
Chairman of the Supervisory Board of Corus Nederland.
Member of the Supervisory Boards of Oce, Rabobank Nederland, Stichting Nederlandse Staatsloterij and TBI Holdings.
Co-chairman P&O Nedlloyd Container Line.

Mrs N. Kroes (61), Dutch.
Member of the Supervisory Board since 1992.
Current term up to 2004.
Former Minister of Transport and Public Works and former member of the Dutch Lower House.
Member of the Supervisory Boards of Ballast Nedam, Corio, mmO_2, Nederlandse Spoorwegen, New Skies Satellites, Port Support and Prologis.
Member Board of Directors P&O Nedlloyd Container Line.

H.B. van Wijk (59), Dutch.
Member of the Supervisory Board since 2002.
Current term up to 2006.
Former member of the Executive Board of Aegon.
Member of the Supervisory Board of Rodamco Continental Europe.

Beursnotering
De aandelen van Nedlloyd zijn genoteerd op de effectenbeurs in Amsterdam. De aandelen zijn daarnaast verhandelbaar in de Verenigde Staten van Amerika via een 'sponsored' ADR-programma (American Depositary Receipts). Het ADR-programma wordt verzorgd door J.P. Morgan en de ADR's worden 'over-the-counter' verhandeld. Twee ADR's vertegenwoordigen één gewoon Nedlloyd aandeel.

In het najaar van 2002 is besloten de notering van het aandeel aan de beurs in Frankfurt in te trekken. De intrekking is in februari 2003 geëffectueerd.

Op Euronext Amsterdam werden tot februari 2003 opties op het Nedlloyd aandeel verhandeld. Door een te geringe omzet was een juiste prijsvorming van de opties niet meer mogelijk en heeft Euronext besloten de handel in opties Nedlloyd te bevriezen.

Indices
Nedlloyd was sinds 1998 opgenomen in de Midkap-index (AMX) van Euronext Amsterdam maar is per 1 maart 2003 verwijderd uit deze index. Nedlloyd blijft onderdeel uitmaken van de Next 150 index van Euronext.

Aandeelhoudersprofiel
Op basis van een depotonderzoek geeft het links onderstaande diagram een indicatie van de geografische spreiding van onze aandeelhoudersbasis eind 2002. Ten opzichte van 2001 is het percentage aandelenbezit van Amerikaanse aandeelhouders met 13% toegenomen ten koste van het aandelenbezit in de Benelux.

Het rechts onderstaande diagram geeft een verdeling van het wereldwijde aandelenbezit in Nedlloyd naar type investeerder.

De verdeling naar type aandeelhouder laat geen verschuivend beeld zien ten opzichte van 2001.

De volgende aandeelhouders hebben in het kader van de Wet Melding Zeggenschap een belang van meer dan 5% in het aandelenkapitaal van Nedlloyd gemeld:

ING N.V., Nederland	5,14%	(februari 1992)
CGNU Plc., Verenigd Koninkrijk	5,04%	(maart 1999)
Delta Deelnemingen Fonds N.V., Nederland	5,03%	(september 2000)
Franklin Mutual Series Fund Inc., USA	5,12%	(september 2001)
Kempen & Co N.V., Nederland	10,27%	(november 2001)
Voltaire Fund, Cayman Islands	5,66%	(april 2002)

Daarnaast heeft de vennootschap de melding van het recht op het nemen van preferente aandelen ontvangen, zoals vermeld op bladzijde 82.


Benelux 62%
Benelux countries 62%
VK 4%
UK 4%
Europa (overig) 10%
Europe (other) 10%
VS 23%
USA 23%
Overige landen 1%
Elsewhere 1%

Geografische spreiding van aandeelhouders (eind 2002)
Geographic distribution of shareholders (end of 2002)


Particuliere beleggers 21%
Private investors 21%
Institutionele beleggers 76%
Institutional investors 76%
Clearing instituten 3%
Clearing institutes 3%

Verdeling aandelenbezit naar type investeerder (eind 2002)
Global shareholder base by investor type (end of 2002)

THE NEDLLOYD SHARE

Listing
Nedlloyd's shares are listed on the stock exchange of Amsterdam. In addition, the shares also trade in the United States of America through 'sponsored' ADRs (American Depositary Receipts).
These ADRs are issued by J.P. Morgan as Depositary Bank, and traded 'over-the-counter'. Two ADRs represent one ordinary Nedlloyd share.

In the autumn of 2002, Nedlloyd decided to de-list its shares from the Frankfurt stock exchange, which was effected in February 2003.

Options on the Nedlloyd share were traded on Euronext Amsterdam until February 2003.
Low turnover made proper price formation no longer possible, and Euronext decided to suspend trading in the options.

Indices
Nedlloyd's shares were quoted in the Midkap-index (AMX) of Euronext Amsterdam since 1998, but were removed from this index as of 1 March 2003. Nedlloyd continues to be a component of the Euronext Next 150 index.

Shareholder profile
The diagram on page 14 (left) represents an estimate of the geographic distribution of Nedlloyd's shareholders, based on an analysis of information provided by custodians at the end of 2002.
North American shareholders increased their ownership in Nedlloyd by 13% compared to 2001, while shareholdings in the Benelux declined.

The diagram on page 14 (right) represents an analysis of Nedlloyd's global shareholder base by investor type.

The analysis by investor type does not show any regrouping compared to 2001.

The following shareholders have reported an interest of more than 5% in Nedlloyd's share capital, under the terms of the Companies Disclosure Act:

ING N.V., The Netherlands	5.14%	(February 1992)
CGNU Plc., United Kingdom	5.04%	(March 1999)
Delta Deelnemingen Fonds N.V., The Netherlands	5.03%	(September 2000)
Franklin Mutual Series Fund Inc., USA	5.12%	(September 2001)
Kempen & Co N.V., The Netherlands	10.27%	(November 2001)
Voltaire Fund, Cayman Islands	5.66%	(April 2002)

Furthermore the company has received a report of option rights to preference shares as mentioned on page 83.





Koersontwikkeling Nedlloyd aandeel

In de onderstaande figuur is het koersverloop van het Nedlloyd aandeel op de Amsterdamse Effectenbeurs en de AMX-index van 2000 tot en met 2002 weergegeven.

Het jaarrendement van het Nedlloyd aandeel komt voor 2002 uit op –19,4%. De koersontwikkeling wordt met name beïnvloed door de ontwikkelingen bij P&O Nedlloyd en in de containerscheepvaart. Ten opzichte van de Midkap-index is de koersontwikkeling van het aandeel Nedlloyd nagenoeg gelijk gebleven.

	2002		2001	
Kenmerken aandelenkoers (€ 1)				
Hoogste slotkoers	**20,35**	**(04/06)**	26,95	(07/05)
Laagste slotkoers	**11,60**	**(30/12)**	13,00	(18/10)
Ultimo slotkoers	**12,00**		15,50	
Koers / winstverhouding (ultimo)	**neg.**		57,41	
Jaarrendement (in %)	**- 19,40**		- 28,90	
Kerngegevens over beursnotering (x 1.000)				
Geplaatst kapitaal				
Aantal uitstaande gewone aandelen (ultimo)	**21.323**		21.105	
Gemiddeld aantal uitstaande gewone aandelen	**21.277**		22.560	
Gemiddeld aantal uitstaande gewone aandelen na verwatering	**21.277**		22.630	
Gemiddelde omzet (per maand)				
Aandelen Amsterdam	**690**		2.812	
Kerncijfers per aandeel (€ 1)				
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**- 7,52**		0,27	
Nettoresultaat	**- 7,52**		0,27	
Resultaat uit gewone bedrijfsuitoefening voor belastingen en na verwatering	**- 7,52**		0,27	
Nettoresultaat na verwatering	**- 7,52**		0,27	
Dividend	**1,00**		1,00	
Dividendrendement (in %)	**8,33**		6,45	
Eigen vermogen (ultimo)	**36,77**		51,46	

Koersontwikkeling / Price performance Nedlloyd 2000 - 2002*



30
25
20
15
10
5
0
Nedlloyd (euros)
800
700
600
500
400
300
200
100
0
AMX-Price Index
2000
2001
2002
Nedlloyd
AMX-index

* *De koers van het aandeel Nedlloyd is met terugwerkende kracht gecorrigeerd voor de kapitaalrestitutie van € 6 per aandeel (juni 2000).*
* ***Nedlloyd's share price has been retroactively adjusted for the capital repayment of € 6 per share (June 2000).***

Price performance Nedlloyd share

The diagram on page 16 shows Nedlloyd's share price performance on Euronext Amsterdam over the past three years versus Amsterdam's AMX-index.

Nedlloyd's total return for 2002 was –19.4%. The price performance was influenced in particular by the developments in P&O Nedlloyd and in the container shipping industry. Nedlloyd's share price performance remained practically constant compared to the Midkap-index.

	2002		2001	
Key share price data (€ 1):				
Highest closing price	**20.35**	**(04/06)**	26.95	(07/05)
Lowest closing price	**11.60**	**(30/12)**	13.00	(18/10)
Year-end closing price	**12.00**		15.50	
Price / earnings ratio (year end)	**neg.**		57.41	
Total return (in%)	**– 19.40**		– 28.90	
Key data listing (x 1,000)				
Subscribed share				
Number of ordinary shares (year end)	**21,323**		21,105	
Average number of ordinary shares	**21,277**		22,560	
Average number of ordinary shares fully diluted	**21,277**		22,630	
Average trading volume (per month)				
Shares Amsterdam	**690**		2,812	
Key figures per share (€ 1)				
Result on ordinary activities before taxation	**– 7.52**		0.27	
Net result / earnings per share	**– 7.52**		0.27	
Result on ordinary activities before taxation fully diluted	**– 7.52**		0.27	
Net result fully diluted	**– 7.52**		0.27	
Dividend	**1.00**		1.00	
Dividend yield (in %)	**8.33**		6.45	
Shareholders' equity (year end)	**36.77**		51.46	

Dividendbeleid
De laatste jaren is met het oog op de kaspositie, die uit desinvesteringen is gevormd, jaarlijks een dividend uitgekeerd laatstelijk ter grootte van € 1 per aandeel. De kaspositie is zodanig, dat deze uitkering uit het eigen vermogen opnieuw kan worden voorgesteld. Dit beleid is destijds voor een beperkt aantal jaren in het vooruitzicht gesteld, waarbij de thans voorgestelde uitkering de op één na laatste zou zijn. Wegens het ontbreken van winst zal aandeelhouders worden voorgesteld deze uitkering ad € 1 per aandeel ten laste van de reserves te brengen.

Inkoopprogramma aandelen
Nedlloyd heeft in november 2001 een inkoopprogramma afgerond, waarbij in totaal 1,9 miljoen eigen aandelen tegen een gemiddelde aankoopprijs van € 13,90 zijn verworven. Tezamen met de in het verleden ingekochte aandelen in het kader van het personeelsoptieplan had Nedlloyd een belang van 9,83% in haar eigen aandelenkapitaal.
Op 8 mei 2002 heeft de Algemene Vergadering van Aandeelhouders het voorstel om de ingekochte aandelen, voor zover niet benodigd ter dekking van het personeelsoptieplan 1998, in te trekken goedgekeurd. De intrekking heeft op 12 juli 2002 plaatsgevonden.

Investor Relations

Beleid
Nedlloyd volgt een pro-actief investor relations beleid en hecht veel belang aan een directe dialoog tussen management en investeerders en andere doelgroepen, zoals financiële analisten en financiële pers.

Nedlloyd publiceert haar resultaten op kwartaalbasis. Regelmatig worden road shows, bijeenkomsten en conference calls georganiseerd voor institutionele beleggers in diverse Europese landen en de Verenigde Staten. Daarnaast richt investor relations zich actief op de Nederlandse particuliere belegger via bijeenkomsten en het internet.

Internet
Het internet wordt als belangrijk middel gezien om de communicatie met onze doelgroepen te bevorderen. Onze website, www.nedlloyd.com, bevat veel informatie, zoals persberichten, jaarverslagen, presentaties, andere financiële informatie en een e-mailservice. Er is een Nederlandstalige en een Engelstalige versie.

Communicatiekanaal Aandeelhouders
Om directe communicatie tussen onderneming en aandeelhouders mogelijk te maken en de betrokkenheid van aandeelhouders bij de besluitvorming in vergaderingen van aandeelhouders te vergroten, neemt Nedlloyd als één van elf initiatiefnemers deel aan het Communicatiekanaal Aandeelhouders. Aandeelhouders kunnen zich voor het Communicatiekanaal aanmelden door contact op te nemen met de effectenadviseur of de afdeling klantenservice van hun bank. Nadere informatie is te verkrijgen via de Nedlloyd website.

Naast het versturen van informatie via het Communicatiekanaal heeft Nedlloyd in 2002 ook gebruik gemaakt van de mogelijkheid om de deelnemende aandeelhouders via het Communicatiekanaal hun stem op de Algemene Vergadering van Aandeelhouders te laten uitbrengen, het zogenaamde "stemmen op afstand".

Contactgegevens:

Investor Relations:
tel.: +31 (0)10-4006911
fax: +31 (0)10-4006828
e-mail: investor.relations@nedlloyd.com

Public Relations:
tel.: +31 (0)10-4006813
fax: +31 (0)10-4006460
e-mail: hans.drenthe@nedlloyd.com

internet: www.nedlloyd.com

Dividend policy

With a view on the cash position, which results from divestments, a dividend was paid annually over the last few years, most recently to the amount of € 1 per share. Nedlloyd's cash position is such that this payment from shareholders' equity can be proposed again. This policy was outlined at the time for a limited number of years taking into account that the presently proposed payment would be the last but one. Since no net profit was realised during 2002 we propose that this payment of € 1 per share will be charged against the shareholders' reserve account.

Share buy back programme

Royal Nedlloyd completed its share buy back programme in November 2001, purchasing a total of 1.9 million of its own shares at an average price of € 13.90. Including the shares purchased earlier for the employee stock option plan, Royal Nedlloyd had an interest of 9.83% of its outstanding share capital.
On 8 May 2002 the General Meeting of Shareholders approved Nedlloyd's proposal to cancel the purchased shares, excluding those necessary to cover the employee stock option plan of 1998. The cancellation took place on 12 July 2002.

Investor Relations

Policy

Royal Nedlloyd maintains an active investor relations programme and attaches great importance to the direct dialogue between management and the company's shareholders and followers in the global financial community, including analysts, investors and journalists.

Nedlloyd reports its results quarterly and undertakes regular road shows, meetings, and conference calls for the benefit of its institutional followers throughout Europe and the United States. In addition, our investor relations policy actively targets Dutch private investors through meetings and information provided via the Internet.

Internet communications

The Internet is an important medium for improving communications with our target groups. The website, www.nedlloyd.com, provides comprehensive information, including press releases, annual reports, presentations, and other financial information, as well as an e-mail service both in Dutch and English.

Shareholder Communication Channel

In order to enable direct communication between the company and shareholders and to increase participation rates and facilitate proxy voting at shareholder meetings, Royal Nedlloyd is one of the eleven founding members of the Shareholder Communication Channel. Shareholders can register to the Channel by contacting their stockbroker or the service department of their bank.

In addition to sending information via the Communication Channel, in 2002 Nedlloyd also made it possible for shareholders to submit their votes on resolutions at the General Meeting of Shareholders using this channel.

Please contact:

Investor Relations:
tel.: +31 (0)10-4006911
fax: +31 (0)10-4006828
e-mail: investor.relations@nedlloyd.com

Public Relations:
tel.: +31 (0)10-4006813
fax: +31 (0)10-4006460
e-mail: hans.drenthe@nedlloyd.com

internet: www.nedlloyd.com

BELANGRIJKE GEBEURTENISSEN IN 2002

januari	☐	H.H. (Haddo) Meijer treedt per 1 januari aan als bestuursvoorzitter van Koninklijke Nedlloyd N.V.
februari	☐	In Auckland (Nieuw-Zeeland) wordt de P&O Nedlloyd Remuera gedoopt als eerste uit een serie van zeven schepen uit de "Albatros klasse". Het schip heeft een capaciteit van 4.100 TEU. Met 1.300 reeferaansluitingen is het op dat moment het grootste reefer containerschip in de wereld.
	☐	De P&O Nedlloyd Encounter, het tweede schip uit de "Albatros klasse", wordt in Pusan (China) gedoopt.
	☐	Koninklijke Nedlloyd maakt bekend, dat met het Maritiem Museum Rotterdam en de Gemeente Rotterdam een principeakkoord is bereikt over het in bruikleen geven aan het Maritiem Museum Rotterdam van het cultureel erfgoed van Koninklijke Nedlloyd.
april	☐	P&O Nedlloyd sluit, voor een periode van vijf jaar, een chartercontract af met Reederei Blue Star uit Hamburg. Het contract behelst vijf 2.500 TEU schepen welke gebruikt worden om oude tonnage te vervangen.
	☐	De in december 2001 opgelegde schepen P&O Nedlloyd Mercator en P&O Nedlloyd Magellan, worden als gevolg van verbeterende marktcondities, door de leden van de Grand Alliance weer in de vaart genomen.
mei	☐	Voormalig Nedlloyd bestuursvoorzitter Leo Berndsen wordt benoemd tot Officier in de Orde van Oranje Nassau. Dit gebeurde bij de presentatie van het boek "De kunst van het handeldrijven" dat tot stand kwam in het kader van Nedlloyds bijdrage aan de herdenking van het 400-jarig bestaan van de VOC.
	☐	De Algemene Vergadering van Aandeelhouders keurt de intrekking van de ingekochte aandelen goed.
	☐	P&O Nedlloyd start een nieuwe wekelijkse dienst ("Lambada" dienst) op het vaargebied tussen Europa en de oostkust van Zuid-Amerika. Hiermede kan P&O Nedlloyd beter tegemoet komen aan de wensen van de markt, vooral aan de toegenomen vraag naar reefercapaciteit.
juli	☐	P&O Nedlloyd richt een nieuwe logistieke divisie op ("P&O Nedlloyd Logistics"). Met deze nieuwe divisie heeft P&O Nedlloyd een specialistische divisie in huis die de regie van de gehele logistieke keten in beheer heeft.
	☐	In het streven haar wereldwijde activiteiten op het gebied van logistiek en supply chain management te versterken, neemt P&O Nedlloyd Logistics de bedrijfsonderdelen Gilbert East, Gilbert West en Gilbert Air Cargo over van de Amerikaanse groep The Gilbert Companies. Met deze investering wordt P&O Nedlloyd in staat gesteld haar klanten in de Verenigde Staten een complete dienstverlening aan te bieden.
	☐	Het derde schip uit de "Albatros klasse", de P&O Nedlloyd Botany, wordt in Sydney (Australië) gedoopt.
september	☐	In Hamburg (Duitsland), wordt de P&O Nedlloyd Pegasus gedoopt. Het is het vierde schip uit de "Albatros klasse".
oktober	☐	Het vijfde schip uit de "Albatros klasse", de P&O Nedlloyd Palliser, wordt in Pusan (China) gedoopt.
	☐	Martinair breidt de vloot uit met twee nieuwe passagiersvliegtuigen van het type "Airbus A320-200". De toestellen zullen naar verwachting in april 2003 worden opgeleverd.
	☐	"European Rail Shuttle Railways" gaat van start. ERS organiseert al sinds 1994 vrachtvervoer per spoor in heel Europa en is eigendom van P&O Nedlloyd en Maersk Sealand. ERS heeft eigen locomotieven gekocht, die dagelijks rijden tussen de Rotterdamse haven en het Duitse Germersheim.
december	☐	De Amerikaanse douaneautoriteiten maken bekend, dat na zorgvuldig onderzoek van P&O Nedlloyds veiligheidsprofiel, P&O Nedlloyd voldoet aan alle veiligheidsvoorschriften. Daarmee wordt P&O Nedlloyd een volwaardig partner in het "Customs-Trade Partnership Against Terrorism" (C-TPAT) programma.

MAJOR EVENTS IN 2002

January
- ☐ H.H. (Haddo) Meijer takes office as of 1 January as Chairman of the Executive Board of Royal Nedlloyd.

February
- ☐ In Auckland (New Zealand) the P&O Nedlloyd Remuera is christened as the first of seven in the "Albatros" class of 4,100 TEU container ships. Its 1,300 reefer connection points make it the biggest reefer container ship in the world at that moment.
- ☐ The P&O Nedlloyd Encounter, the second in the "Albatros" class of container ships, is christened in Pusan (China).
- ☐ Nedlloyd announces that a basic agreement was reached with the Maritime Museum of Rotterdam and the City of Rotterdam on lending Royal Nedlloyd's cultural heritage to the Museum.

April
- ☐ P&O Nedlloyd closes a charter contract with Reederei Blue Star in Hamburg for a period of five years. The contract contains five 2,500 TEU ships which will replace old tonnage.
- ☐ The members of the Grand Alliance take into service again the since December 2001 laid up ships P&O Nedlloyd Mercator and the P&O Nedlloyd Magellan, as a result of improved market conditions.

May
- ☐ Former Nedlloyd Chairman of the Executive Board Leo Berndsen receives the Knighthood of the Order of Oranje Nassau. This happens at the presentation of the book "De kunst van het handeldrijven, Art inspired by the sea", that came about within the scope of Nedlloyd's contribution to the commemoration of the 400th anniversary of the Dutch East India Company.
- ☐ The General Meeting of Shareholders approves the cancellation of the Nedlloyd shares repurchased in the buyback programme.
- ☐ P&O Nedlloyd launches a new weekly "Lambada" service on the Europe – East Coast South America trades. This will enable P&O Nedlloyd to better accomodate the demands made by the market, in particular with respect to the increased reefer capacity requirement.

July
- ☐ P&O Nedlloyd establishes the new division "P&O Nedlloyd Logistics". P&O Nedlloyd now disposes of a division specialising in total supply chain management solutions.
- ☐ In order to strengthen its global activities in the field of logistics and supply chain management, P&O Nedlloyd Logistics acquires Gilbert East, Gilbert West and Gilbert Air Cargo from the US group The Gilbert Companies. This investment will enable P&O Nedlloyd to offer its customers in the United States a complete service.
- ☐ The third ship in the "Albatros" class, the P&O Nedlloyd Botany, is christened in Sydney (Australia).

September
- ☐ In Hamburg (Germany) the P&O Nedlloyd Pegasus is christened. This is the fourth ship in the "Albatros" class.

October
- ☐ The fifth ship in the "Albatros" class, the P&O Nedlloyd Palliser, is christened in Pusan (China).
- ☐ Martinair increases its fleet with two new passenger airplanes of the "Airbus A320-200" type. Both airplanes are expected to be delivered in April 2003.
- ☐ "European Rail Shuttle Railways" commences business. Ever since 1994 ERS, a joint venture of P&O Nedlloyd and Maersk Sealand, has organised freight transport by rail all over Europe. ERS has purchased its own locomotives, which run daily between the port of Rotterdam in The Netherlands and Germersheim in Germany.

December
- ☐ United States Customs announce that after careful investigation of their safety profile, P&O Nedlloyd meets all security regulations. This makes P&O Nedlloyd a full partner in the "Customs-Trade Partnership Against Terrorism" (C-TPAT) programme.

VERSLAG VAN DE RAAD VAN BESTUUR

KONINKLIJKE NEDLLOYD N.V.

STRATEGIE

Bij P&O Nedlloyd is alles er op gericht het bedrijf zo snel mogelijk winstgevend te maken, daarbij vooral gesteund door verder tariefherstel, dat wij ook bij matige groei van de wereldeconomie in 2003 verwachten, en door afronding tegen het jaareinde van 2003 van het eind 2001 gestarte kostenbesparings-programma van US$ 350 mln, mede gekoppeld aan de invoering van nieuwe bedrijfsprocessen en informatiesystemen. De klim uit het conjuncturele dal in de container-scheepvaartsector dient tijdig te worden benut om P&O Nedlloyd een beursnotering te geven als middel om aandeelhouderswaarde te realiseren al of niet in combinatie met strategische opties. Het gebruiken van de notering van Koninklijke Nedlloyd is hierbij niet langer noodzakelijk. Wij blijven van mening dat een verdere versterking van de strategische positie belangrijk is.



H.H. Meijer, voorzitter Raad van Bestuur
H.H. Meijer, Chairman of the Executive Board

Wij werken onverminderd aan de desinvestering van ons belang in Martinair.

Wie investeert in Koninklijke Nedlloyd, investeert vooral in P&O Nedlloyd zoals het organigram op pagina 23 laat zien.

VOORUITZICHTEN

De sterke volumegroei gedurende 2002 heeft de overcapaciteit in de containerscheepvaart geabsorbeerd, waardoor in de loop van het derde kwartaal van 2002 tariefherstel gelukkig is ingezet. Wij verwachten dat de resultaten uit de containerscheepvaart activiteiten over 2003 significant zullen verbeteren. Bij deze verwachting is uitgegaan van verder tariefherstel, de invloed van de kostenbesparingsprogramma's, de huidige US-dollar koers en de huidige brandstof-kosten. De mogelijkheid van een verstoring van het huidige wereldpolitieke klimaat is hierbij buiten beschouwing gelaten.

REPORT OF THE EXECUTIVE BOARD

ROYAL NEDLLOYD N.V.

STRATEGY

P&O Nedlloyd's short term top priority is to return to profitability as fast as possible, benefiting in particular from a further rallying of rates, which we expect to continue in 2003 even with only moderate growth of the world economy, and in rounding off by the end of 2003 the US$ 350 million cost savings programme that started at the end of 2001, also in view of the implementation of new business processes and information systems. The container shipping industry should in time benefit from climbing from the low due to economic trends in order to list P&O Nedlloyd shares as a way to realise shareholders' value, whether or not combined with strategic options. Using Royal Nedlloyd's listing is no longer necessary here. We stick to our opinion that further strengthening the strategic position is important.

We work unabatedly on the divestment of Nedlloyd's interest in Martinair.

An investment in Royal Nedlloyd is principally an investment in P&O Nedlloyd, as demonstrated in the organisational chart below.

OUTLOOK

The strong volume growth in 2002 offset the excess capacity in the container shipping industry, which led to an encouraging recovery in freight rates during the course of the third quarter of 2002. We expect that the 2003 result from container shipping activities will significantly improve. These expectations assume a further recovery in rates, the effects of the cost savings programmes, the current levels of US-dollar rate and fuel costs. The possibility of any disruption as a result of the world's current political climate has not been taken into account.



P&O
Koninklijke Nedlloyd
Royal Nedlloyd
Netto kas* per aandeel € 3
Net cash* per share € 3
KLM
50%
50%
50%
50%
P&O Nedlloyd
Boekwaarde per aandeel € 27
Book value per share € 27
Martinair
Boekwaarde per aandeel € 7
Book value per share € 7

* Voor definities zie blz. 89.
* For definitions please refer to page 91.

FINANCIËLE GANG VAN ZAKEN

Resultaten
Evenals in de jaren 2001 en 2000 bestaat het resultaat van Nedlloyd in 2002 hoofdzakelijk uit het aandeel in het resultaat van niet-geconsolideerde deelnemingen.

Ons aandeel in het resultaat van P&O Nedlloyd van € -162 mln in 2002 is substantieel lager dan het resultaat van 2001 (€ 8 mln). Uitgebreide informatie over P&O Nedlloyd is te vinden op de pagina's 30 t/m 36.
Het aandeel in het resultaat van Martinair verbeterde van € -3 mln in 2001 tot € 2 mln in 2002.
Op pagina 38 wordt nader ingegaan op de gang van zaken bij Martinair.
De personeelskosten en overige bedrijfskosten van Nedlloyd bedroegen in 2002 € -4 mln (2001: € -6 mln).
De rentebaten over 2002 bedroegen € 4 mln (2001: € 7 mln) en vloeien voort uit de op deposito geplaatste liquide middelen.

Het resultaat uit gewone bedrijfsuitoefening voor belasting bedroeg, met inachtneming van het voorgaande, € -160 mln (2001: € 6 mln).

Winstgevendheid
P&O Nedlloyd behaalde in 2002 een rentabiliteit van -11% op haar gemiddeld werkzaam vermogen (2001: 4%).

Investeringen en desinvesteringen
In het jaar 2002 hebben er geen (des)investeringen plaatsgevonden.

Werkkapitaal
De hoogte van het werkkapitaal bedroeg eind 2002 € -5 mln (2001: € -11 mln).

Kasstromen en financiering
Het saldo van de kasstromen bedroeg € -37 mln (2001: € 21 mln). De netto operationele kasstroom over 2002 bedroeg € -18 mln (2001: € 57 mln).
De investeringskasstroom was nihil.
De financieringskasstroom ad € -19 mln bestaat uit het betaalde dividend ad € -22 mln en de toename van het eigen vermogen door uitgeoefende optierechten ad € 3 mln. Ultimo 2002 is Nedlloyd schuldenvrij.

De winst- en verliesrekening kan als volgt worden samengevat:

The profit and loss account can be summarised as follows:

(x € 1 mln)	2002	2001	(x € 1 milion)
Aandeel in resultaat niet-geconsolideerde deelnemingen			Share in result of non-consolidated participations
P&O Nedlloyd	- 162	8	P&O Nedlloyd
Martinair	2	- 3	Martinair
Personeelskosten en overige bedrijfskosten	- 4	- 6	Staff expenses and other operational expenses
Nettorente	4	7	Interest Income
Belastingen	0	0	Taxation
Nettoresultaat	- 160	6	Net result

FINANCIAL DEVELOPMENTS

Results
As in 2001 and 2000 Royal Nedlloyd's result is mainly a reflection of its share in the results of non-consolidated participations.

Our share in the result of P&O Nedlloyd of € –162 million in 2002 is substantially lower than in 2001 (€ 8 million). Comprehensive information on P&O Nedlloyd is set forth on pages 31 to 37.
The share in the result of Martinair improved from € –3 million in 2001 to € 2 million in 2002. Developments at Martinair are further explained on page 39.
Staff expenses and Other operational expenses for Nedlloyd in 2002 amounted to € –4 million (2001: € –6 million). Interest income for 2002 amounted to € 4 million (2001: € 7 million) arising from interest earned on bank deposits.

Based on these developments, the result on ordinary activities before taxation amounted to € –160 million (2001: € 6 million).

Profitability
In 2002 P&O Nedlloyd achieved a return on average capital employed of –11% (2001: 4%).

Capital expenditure and divestments
In 2002 Royal Nedlloyd made no capital expenditures or divestments.

Working capital
At the end of 2002, working capital amounted to € –5 million (2001: € –11 million).

Cash flow and financing
The cash flow balance was € –37 million (2001: € 21 million). Net operational cash flow in 2002 amounted to € –18 million (2001: € 57 million).
Investment cash flow was nil.
Financing cash flow in the amount of € –19 million includes the dividend payment amounting to € –22 million and the increase in shareholders' equity due to exercised option rights of € 3 million.
At the end of 2002 Royal Nedlloyd was free of debt.



150
100
50
0
-50
-100
-150
-200
00
01
02
€ mln
€ million

Netto resultaat
Net result



60
40
20
0
-20
00
01
02
€ mln
€ million
Netto operationele kasstroom / Net operational cash flow
Investeringen / Capital expenditure

Netto operationele kasstroom en investeringen
Net operational cash flow and capital expenditure

Groepsvermogen
Het groepsvermogen nam af door gerealiseerd verlies en door daling van de US dollar. Het verlies bedroeg € 160 mln. Als gevolg van de daling van de US dollar, de valuta waarin ons belang in P&O Nedlloyd genoteerd is, ten opzichte van de euro daalde het groepsvermogen met € 123 mln. De uitoefening van optierechten droeg € 3 mln bij aan het groepsvermogen.

Per saldo daalde het groepsvermogen, in vergelijking met eind 2001, met € 302 mln tot € 784 mln. Het groepsvermogen vormde eind 2002 93% van het balanstotaal (2001: 94%). Ultimo 2002 bedroeg de intrinsieke waarde per aandeel ongeveer € 36,77 per aandeel, op basis van 21,3 mln uitstaande gewone aandelen.

(x € 1 mln)	
Stand 31-12-2001	1.086
Gerealiseerd verlies	- 160
Koersverschillen	- 123
Betaling dividend	- 22
Uitoefening optierechten	3
Stand 31-12-2002	784



RISICOPROFIEL EN BEHEERSINGSSYSTEMEN

Koninklijke Nedlloyd
Het belang van Nedlloyd in P&O Nedlloyd wordt beschouwd als een US-dollaractief. Nedlloyd loopt hierdoor een translatierisico op het in P&O Nedlloyd geïnvesteerde vermogen. Dit translatierisico is vanwege het lange termijn karakter niet afgedekt. Koerswinsten en -verliezen door een wijziging in de US-dollarkoers ten opzichte van de euro worden bij de omrekening van ons aandeel in het vermogen van P&O Nedlloyd rechtstreeks in het vermogen van Nedlloyd verwerkt. Het aandeel in het nettoresultaat van P&O Nedlloyd wordt tegen gemiddelde kwartaalkoersen omgerekend.

Ultimo 2002 heeft Nedlloyd geen rentedragende schulden. Gedurende het gehele jaar 2002 was er sprake van een positief liquiditeitsaldo. Door het uitzetten van deze gelden als deposito werden in 2002 rentebaten van € 4 mln gerealiseerd.

P&O Nedlloyd
P&O Nedlloyds interne beheersingssystemen zijn gericht op bescherming van de bedrijfsmiddelen tegen ongeoorloofd gebruik en op goede financiële administratie, alsmede op betrouwbare financiële informatie voor in- en extern gebruik. Eén van de belangrijkste onderdelen is het per bedrijfsactiviteit ontwikkelen van business strategieën inclusief het beoordelen van risico's tijdens jaarlijkse budget- en planningsessies gevolgd door een driemaandelijkse voortgangscontrole.

P&O Nedlloyd, dat rapporteert in US dollars, is gevoelig voor veranderingen in de koers van met name de euro, het pond en de yen ten opzichte van de US dollar. Deze valutagevoeligheid ontstaat doordat er in deze valuta's per saldo meer kosten zijn dan opbrengsten. De gevoeligheid wordt periodiek opnieuw vastgesteld om de invloed van veranderingen in wisselkoersen te beperken. De afdekking van deze valutarisico's geschiedt op een glijdende schaal met een tijdshorizon van ongeveer twaalf maanden.

Een vergelijkbaar dekkingsbeleid wordt gehanteerd voor de gevoeligheid voor prijsveranderingen in stookolie. Afdekking geschiedt in de termijnmarkten voor stookolie en Brent-olie.

Bij het afsluiten van een (lease) financiering wordt het renterisico in het algemeen afgedekt door de rente te fixeren met inachtneming van de looptijd.

Group equity

Group equity decreased due to a realised loss of € 160 million, a negative € 123 million effect stemming from the decline of the US-dollar rate against the Euro. The exercise of option rights added an additional € 3 million to group equity.

Overall compared to the end of 2001, group equity decreased by € 302 million to € 784 million. At € 784 million, group equity at the end of 2002 accounts for 93% of the balance sheet total (2001: 94%). At the end of 2002 the net asset value per share, amounted to approximately € 36.77, based on the 21.3 million ordinary shares outstanding.

(x € 1 million)	
Total group equity 31-12-2001	1,086
Realised loss	– 160
Foreign exchange differences	– 123
Dividend payment	– 22
Exercising option rights	3
Total group equity 31-12-2002	784


P&O Nedlloyd

RISK PROFILE AND CONTROL SYSTEMS

Royal Nedlloyd

Royal Nedlloyd's interest in P&O Nedlloyd is denominated in US dollars. As a consequence, Royal Nedlloyd is exposed to translation risk on its investment in P&O Nedlloyd. This translation risk is not hedged due to its long term nature. Changes in the value of this investment caused by movements in the US-dollar exchange rate compared to the Euro are charged or credited directly to Royal Nedlloyd's equity. The share in the net result of P&O Nedlloyd is calculated based on average quarterly rates.

At the end of 2002, Royal Nedlloyd no longer has any interest-bearing debt.
During the year under review a fluctuating positive cash and bank balance existed. Interest income of € 4 million was realised on bank deposits in 2002.

P&O Nedlloyd

P&O Nedlloyd maintained systems of internal control designed to safeguard the group's assets against unauthorised use or disposition, to keep proper accounting records and to communicate reliable financial information for internal use or publication. Developing a business strategy including review of risks per operating area during annual budgeting and planning sessions, with quarterly re-forecasting review process, is one of the major principle features of these systems.

P&O Nedlloyd reports in US dollars and is sensitive to fluctuating exchange rates of particularly the Euro, the British pound and the Yen compared to the US dollar. This currency sensitivity occurs because more costs than revenues are denominated in these foreign currencies. The sensitivity is assessed periodically in order to limit the influence of fluctuating exchange rates. Hedging these currency risks happens on a sliding scale with a time horizon of approximately twelve months.

A comparable hedging policy is employed regarding the sensitivity of the fuel oil market. Hedging happens on forward markets for fuel oil and Brent oil.

In closing a (lease) financing the interest risk is generally hedged by fixing the interest taking into account the term.

Martinair

Martinair kent een systeem van planning en control waarbij maandelijks de resultaten met de verantwoordelijken worden gereviewed en op regelmatige basis prognoses worden geëvalueerd.

De financiële resultaten van Martinair zijn onderhevig aan risico's met betrekking tot brandstofprijzen, vreemde valuta en rentepercentages.

Met betrekking tot de brandstofprijzen is het beleid er op gericht om het prijsrisico van circa 50% van het totale volume af te dekken door middel van hedge contracten.

Met name de US dollar heeft een belangrijke invloed op de financiële resultaten. De kosten luidend in US dollar zijn groter dan de opbrengsten in US dollar zodat sprake is van een short-positie in US dollar. Het beleid is er op gericht een belangrijk deel van deze positie af te dekken.

De US dollar heeft ook een belangrijke invloed op de balans. Dit translatierisico wordt beperkt door activa en passiva zoveel mogelijk op elkaar af te stemmen.

Het rentebeleid is gericht op het minimaliseren van de financieringskosten op langere termijn binnen het kader van een aanvaardbare rentegevoeligheid. Per ultimo 2002 had ruim 90% van de langlopende leningen een vaste rentevergoeding.

BEZOLDIGING BESTUURDERS EN COMMISSARISSEN

De vennootschap streeft naar een marktconforme beloning van haar bestuurders en commissarissen. Het reguliere inkomen van de voorzitter van de Raad van Bestuur komt voor het grootste gedeelte voor rekening van P&O Nedlloyd. De voorzitter van de Raad van Bestuur is een bonusregeling toegekend voor geval gedefinieerde doelen worden gehaald. Er worden geen opties of aandelen toegekend. Krachtens besluit van de Algemene Vergadering van Aandeelhouders van 8 mei 2002 is een bezoldiging van commissarissen opgetrokken naar een niveau in overeenstemming met dat van andere genoteerde ondernemingen met een notering in of juist onder de Midkap-index van Euronext.



Uit handen van mevrouw H. van Eck, Directrice Uitgeverij Uniepers, ontvangt Bestuursvoorzitter H.H. (Haddo) Meijer een exemplaar van het boek "De kunst van het handeldrijven".

H.H. (Haddo) Meijer, Chairman of the Executive Board receives from Mrs. H. van Eck, Manager Publishing Company Uniepers a specimen of the book "De kunst van het handeldrijven, Art inspired by the sea".

Martinair
Martinair has a system of planning and control, as well as monthly reviewing results with the persons responsible and evaluating *prognoses* on a regular basis.

Martinair's financial results are subject to risks related to fuel prices, foreign currency and interest rates.

In relation to fuel prices the policy aims at covering the price risk of about 50% of the total volume by means of hedge contracts.

In particular the US dollar has a significant inpact on the financial results. Costs in US dollar are larger than revenues in US dollar causing a short-position in US dollar. The policy aims at hedging a substantial part of this position.

The US dollar has also a significant inpact on the balance sheet. This translation risk is limited by matching assets and liabilities to one another as much as possible.

Interest rate policy aims at minimising financing costs in the long term within the scope of an acceptable interest rate sensitivity. At the end of 2002 the interest was fixed for well over 90% of the long term loans.

REMUNERATION OF MEMBERS OF THE EXECUTIVE AND SUPERVISORY BOARDS

The Company aims at remunerating its members of the Executive and Supervisory Boards in line with market trends. The remuneration of the Chairman of the Executive Board is for the greater part paid by P&O Nedlloyd. The Chairman of the Executive Board is entitled to a bonus based on achieving defined aims. Neither options nor shares are granted as a portion of compensation. Pursuant to the General Meeting of Shareholders of 8 May 2002, remuneration for members of the Supervisory Board was raised to a level conforming with other companies belonging to, or falling just below, the Euronext Midkap-index.


P&O
P&O
P&O

NIET-GECONSOLIDEERDE
DEELNEMINGEN

P&O NEDLLOYD

P&O Nedlloyd Container Line, een 50/50 joint venture van Koninklijke Nedlloyd N.V. en Peninsular and Oriental Steam Navigation Company behoort tot de grootste containerrederijen ter wereld. Met 157 schepen in de vaart met een totale capaciteit van 407.000 TEU's beschikt P&O Nedlloyd over een wereldwijd netwerk van lijndiensten met 84 vaar-routes en 235 aanloophavens. Sinds de start in 1997 heeft P&O Nedlloyd haar vervoerde volume vergroot met ongeveer 55% en zij zal op deze wijze verder blijven bouwen aan de toekomst.


dlloyd



NON-CONSOLIDATED PARTICIPATIONS

P&O NEDLLOYD

P&O Nedlloyd Container Line, a premier global shipping line and international logistics provider, is a 50/50 joint venture between Royal Nedlloyd N.V. and The Peninsular and Oriental Steam Navigation Company. P&O Nedlloyd is among the largest container shipping companies in the world, operating 157 vessels, totaling 407,000 teu. P&O Nedlloyd's global liner network offers 84 routes and 235 direct call ports. Since its start in 1997, P&O Nedlloyd has increased its volume by around 55% and continues to build solidly for the future.


P&O Nedlloyd

STRATEGIE & PRIORITEITEN

De strategie van P&O Nedlloyd om programma's te implementeren die een toppositie in kostenbeheersing door middel van verbeterde interne managementsystemen zeker stellen, is in 2002 voortgezet. Tegelijkertijd heeft P&O Nedlloyd het aanbod van haar logistieke diensten verder verbreed en het "Inttra" e-Commerce platform verder ontwikkeld.

Het vervangen van de gehele vloot van schepen en koelcontainers op de diensten Europa / oostkust Verenigde Staten – Australië / Nieuw-Zeeland vond gedurende het jaar plaats en tot op heden verloopt deze overgang geheel probleemloos. Belangrijke kostenbesparingen, maar ook sterk verbeterde diensten en vaarschema's zijn gerealiseerd.

In 2003 zal P&O Nedlloyd deze verbeteringen consolideren met verdere jaarlijkse kostenbesparingen. Het toepassen van de programma's 'Focus' 3 en 4 ter verbetering van de interne systemen die in 2002 zijn gestart, zal in ruime mate bijdragen tot dit proces.

Al in het begin van 2003 heeft P&O Nedlloyd haar nieuwe systemen toegepast ter naleving van het US Container Security Initiative. P&O Nedlloyd is al een volledige partner in dit Amerikaanse douaneprogramma tegen terrorisme. Onder de nieuwe Amerikaanse wet die het vooraf inklaren van vrachtimporten regelt, moeten manifestgegevens aan de Amerikaanse douaneautoriteiten worden overlegd en wel ten minste 24 uur voor vertrek van elk schip met een Amerikaanse haven als bestemming.

FINANCIËLE GANG VAN ZAKEN

(Bedragen x US $ 1 mln)	**2002**	2001
Netto-omzet	**4.655**	4.712
Bedrijfsresultaat	**– 234**	87
Werkzaam vermogen	**1.936**	2.248
Bedrijfsresultaat in % gemiddeld werkzaam vermogen	**– 11**	4

Het aandeel van de aan de zeescheepvaart gerelateerde activiteiten in de netto-omzet is US $ 580 mln (2001: US $ 580 mln).
Na aftrek van rente, aandeel derden alsmede eenmalige lasten is het nettoresultaat voor belastingen over 2002 US $ –292 mln (2001: US $ 32 mln). Het Nedlloyd aandeel in het resultaat van P&O Nedlloyd bedraagt € –162 mln (2001: € 8 mln).





P&O Nedlloyd's strategy of implementing enhancement programmes to ensure cost leadership through improved internal management systems continued in 2002. At the same time they have continued to make progress in widening their provision of logistics services and developing the "INTTRA" e-commerce portal.

The replacement of P&O Nedlloyd's entire Europe/US East Coast – Australia/New Zealand fleet of ships and refrigerated containers took place during the year and so far this transition has gone very smoothly. Significant cost savings as well as much improved services and schedules are now in place.

During 2003 P&O Nedlloyd will continue to consolidate these gains and further annualised savings have been targeted. The implementation of the "Focus 3" and "Focus 4" programmes to improve internal systems, which began in 2002, will significantly assist this process.

During early 2003 P&O Nedlloyd have also implemented new systems to comply with the US Container Security Initiative. P&O Nedlloyd is already a full partner in the US Customs programme against terrorism, and under new US laws for pre-clearance of import cargo, manifest details have to be provided to the US Customs Authorities 24 hours in advance of the departure of any vessel to a US Port.

(Amounts x US $ 1 million)	**2002**	2001
Net turnover	**4,655**	4,712
Operating Result	**- 234**	87
Capital Employed	**1,936**	2,248
Operating result as a % of average capital employed	**- 11**	4

The share of the Ocean Shipping related activities in the net turnover is US $ 580 million (2001: US $ 580 million).
After interest, minorities and non-recurring expenses, the 2002 result before taxation was US $ –292 million (2001: US $ 32 million). Royal Nedlloyd's share in the P&O Nedlloyd net result amounted to € –162 million (2001: € 8 million).





De Markt

P&O Nedlloyd leed in 2002 een operationeel verlies van US $ 234 mln, ondanks een goede bezettingsgraad en een toename van het vervoerde volume met meer dan 11%. Echter, het overschot aan tonnage in deze bedrijfstak, veroorzaakt door een langzame groei in 2001 en de te optimistische bouw-programma's van andere vervoerders, leidden tot uitzonderlijk lage vrachttarieven. Terwijl de meeste overcapaciteit in de bedrijfstak tegen het eind van het jaar geabsorbeerd was, herstelden de vrachttarieven zich naar verhouding langzamer. Bijvoorbeeld, op de Transpacific trade, niettegenstaande de groei in volume van meer dan 20% in het hoogseizoen en het feit dat bijna alle schepen op deze route volledig beladen waren, bereikte het prijsniveau een laagterecord, omdat contracttarieven waren vastgesteld voordat deze sterktegroei zich voordeed.

Ook de Azië – Europa dienst, die het resultaat van P&O Nedlloyd aanmerkelijk beïnvloedt, zag een gezonde groei in volume, maar de opbrengsten werden behoorlijk getemperd door het lage peil van de contracttarieven die tevoren waren vastgesteld en die pas tegen het einde van het jaar verbeterden.

Een kenmerk van de handel in 2002 was de aanhoudende enorme groei van de Chinese export, terwijl ook de Braziliaanse export snel toenam. Echter, beide landen hebben te maken met een belangrijke onbalans tussen de hoeveelheid geïmporteerde en geëxporteerde containers.

Inkomsten en uitgaven

De gemiddelde opbrengst in 2002 was US $ 1.145 per TEU (US $ 1.298 in 2001). Het laatste kwartaal van 2002 gaf enige verbetering te zien (tarief van US $ 1.163 in dit kwartaal tegen US $ 1.139 in de voorafgaande negen maanden).

In 2002 bracht P&O Nedlloyd haar beheerskosten terug met US $ 24 mln. Deze daling vond plaats ondanks een aantrekkende markt voor de korte termijn charters en een staking in enkele havens aan de Amerikaanse westkust die een paar weken duurde.

De brandstofprijs fluctueerde tijdens het jaar aanzienlijk en eindigde het jaar op een hoog niveau door de problemen in Venezuela en de mogelijkheid van een oorlog in Irak.

Vervoerspolitieke zaken

De Europese Commissie heeft uiteindelijk de laatste versie van de 'Trans Atlantic Conference Agreement' goedgekeurd ondanks een nog voortdurende discussie met expediteurs. Tegelijkertijd is ook een algehele herziening van Reglement 4056 aangekondigd, waaraan op dit ogenblik de regelingen voor scheepvaartconferences zijn onderworpen. Deze herziening betekent een lang proces, maar het lijkt onwaarschijnlijk dat het ook maar op enigerlei wijze de positie van conferences zal versterken.

Het hoger beroep tegen de boetes uitgevaardigd door de Europese Commissie tegen meerdere rederijen op de Atlantische route, waaronder P&O Nedlloyd, zal in maart 2003 voorkomen.


P&O NEDLLOYD PALLISER
MONROVIA

Overall Trading
P&O Nedlloyd suffered an operating loss of US $ 234 million in 2002. Vessel utilisation was not the problem, with P&O Nedlloyd liftings increasing by over 11%. However, the surplus of industry tonnage, caused by earlier low industry growth levels in 2001 and the over optimistic building programmes of other carriers, caused freight rate levels to be exceptionally poor. While most of the surplus capacity in the industry was filled by the end of the year, freight rates were slower to improve. For instance, in the Transpacific trade, despite growth in peak season volumes of over 20% and nearly all ships on the route being full, price levels still hit record lows because contract rate levels were fixed in advance of the strong growth.

Likewise in the Asia – Europe trade, which substantially affects P&O Nedlloyd's result, healthy volume growth was experienced, but P&O Nedlloyd's revenue was dogged by the low level of contract rates set beforehand and which only improved towards the end of the year.

One feature of trading in 2002 was the continued massive growth of China export traffic, while Brazilian exports also increased rapidly. Both of these areas are affected by significant container imbalances.

Revenue and Costs
Average revenue in 2002 was US $ 1,145 per teu (2001: US $ 1,298). During the last quarter of 2002 some improvement was experienced (US $ 1,163 rate this quarter against US $ 1,139 the preceding nine months).

During the course of the year P&O Nedlloyd reduced its overheads by US $ 24 million. This was despite a rising market for short term chartered vessels and a dispute in US West Coast ports, which lasted some weeks.

The price of bunker fuel fluctuated considerably during the year, ending the year at a high level due to the political situation in Venezuela and the possibility of a war in Iraq.

Regulatory Scene
The European Commission finally approved the latest version of the Trans Atlantic Conference Agreement, despite some continued discussion with shippers' councils. At the same time it also announced a general review of regulation 4056, which currently governs shipping conference agreements. This review will be a lengthy process, but is unlikely to do anything to enhance the position of conferences.

The appeal against fines levied by the European Commission on several lines including P&O Nedlloyd in the Atlantic trade is set to come to court in March 2003.


P&O Nedlloyd

Interne controle

P&O Nedlloyd's interne beheerssystemen zijn gericht op bescherming van de bedrijfsmiddelen van de groep tegen ongeoorloofd gebruik, een goede financiële administratie en betrouwbare financiële informatie voor intern en extern gebruik. De Board draagt de eindverantwoordelijkheid voor de interne beheerssystemen die worden toegepast en voor de beoordeling van de doeltreffendheid van deze systemen. Deze systemen kunnen vanwege hun aard echter slechts redelijke en geen absolute bescherming bieden tegen verlies of misbruik.

De belangrijkste kenmerken van de systemen zijn:

- Een organisatiestructuur die duidelijke communicatie ondersteunt met delegatie van bevoegdheden en verantwoordelijkheden.
- Het per bedrijfsactiviteit ontwikkelen van business strategieën inclusief het beoordelen van risico's tijdens jaarlijkse budget / planningsessies gevolgd door een driemaandelijkse voortgangscontrole.
- Duidelijke goedkeuringsprocedures voor de belangrijkste investeringsuitgaven.
- Regelmatige rapportage en prestatiemeting met gebruikmaking van bedrijfsstatistieken, maandverslagen en het signaleren van afwijkingen ten opzichte van budget- en kwartaalvoorspellingen.

Het P&O Nedlloyd jaarverslag is verkrijgbaar bij:

Koninklijke Nedlloyd N.V.
Corporate Public Relations
Postbus 487
3000 AL Rotterdam

P&O Nedlloyd Container Line Ltd.
Corporate Communications
Beagle House, Braham Street
Londen E1 8EP
Verenigd Koninkrijk


P&O Nedlloyd

Internal Control

P&O Nedlloyd's systems of internal control are designed to safeguard the group's assets against unauthorised use or disposition, to maintain proper accounting records and to communicate reliable financial information. The Board is ultimately responsible for the group's system of internal control and for reviewing its effectiveness. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

Principal features of these systems include:

- Organisational structure supporting clear communication lines and tiered authority levels with delegation of responsibility and accountability.
- Business strategy development including review of risks in each operating area during annual budgeting/planning with quarterly re-forecasting review process.
- Appropriate evaluation procedures for major capital expenditure approval.
- Regular reporting and performance monitoring using operational statistics and monthly accounts, and highlighting variances from budgets and quarterly forecasts.

The P&O Nedlloyd Annual Report is available from:

Royal Nedlloyd N.V.
Corporate Public Relations
P.O. Box 487
3000 AL Rotterdam
The Netherlands

P&O Nedlloyd Container Line Ltd.
Corporate Communications
Beagle House, Braham Street
London E1 8EP
United Kingdom


P&O



MARTINAIR

Martinair heeft in 2002 een nettowinst gerealiseerd van € 3 mln. Ten opzichte van 2001 (€ 13 mln verlies) betekent dit een verbetering van € 16 mln.
Het bedrijfsresultaat over 2002 kwam uit op € 23 mln (2001: € –1 mln). In het eerste halfjaar van 2002 was het bedrijfsresultaat € 1 mln (eerste halfjaar 2001: € –13 mln), terwijl in het tweede halfjaar een resultaat van € 22 mln (tweede halfjaar 2001: € 12 mln) werd behaald.
De verbetering van het bedrijfsresultaat is afkomstig uit Martinairs vrachtactiviteiten. Het aantal vrachtton-kilometers nam met 3% toe ten opzichte van 2001.
De passageactiviteiten bleven achter bij 2001.
Voor een deel had dit te maken met een terugval in de charteractiviteiten voor derden. De capaciteit die hiermee beschikbaar kwam, kon onvoldoende rendabel worden aangewend. Het aantal passageton-kilometers daalde met 13% naar 708.922. Voor zowel de vracht – als de passageactiviteiten geldt, dat de kosten in 2002 konden worden teruggebracht.
Voor een deel had dit te maken met lagere kerosine-kosten en een lagere US-dollarkoers dan in 2001.
Daarnaast zijn ook efficiencyvoordelen gerealiseerd.
In 2003 zal de vloot worden uitgebreid met één Boeing 747/300 freighter ten behoeve van de vracht-activiteiten en twee Airbus 320 toestellen ten behoeve van de Europese passagemarkt. Eén Boeing 767 is, na afloop van de leaseperiode, per ultimo 2002 geretourneerd aan de leasemaatschappij.
Het aandeel van Koninklijke Nedlloyd in het resultaat van Martinair bedroeg € 2 mln (2001: aandeel Nedlloyd 50% in resultaat € –13 mln = € –6 mln + positieve napost 2000: € 3 mln. Per saldo was het resultaat voor Nedlloyd € –3 mln).

Rotterdam, 5 maart 2003

H.H. Meijer, voorzitter


air
Prins Claus

MARTINAIR

Martinair realised a net profit of € 3 million in 2002. This represents a € 16 million improvement compared to the € 13 million loss for 2001. The operating result for 2002 was € 23 million (2001: € –1 million). In the first half of 2002, the operating result was € 1 million (first half of 2001: € –13 million), while in the second half of the year a result of € 22 million was achieved (second half of 2001: € 12 million).
The improved operating result comes from Martinair's freight activities. The number of freight ton kilometres increased by 3% compared to 2001. The passenger activities declined relative to 2001. This was partly due to a downturn in the charter activities on behalf of third parties. The resulting increase in available capacity could not be employed as profitably. The number of passenger ton kilometres decreased by 13% to 708,922. In 2002, costs in both freight and passenger activities were reduced, partly due to lower aviation fuel costs and a lower US-dollar rate compared to 2001.
In addition efficiency gains were also realised.
In 2003, the fleet will be increased by one Boeing 747/300 freighter for the freight activities, and two Airbus 320 airplanes for the European passenger market. One Boeing 767 has been returned to the leasing company at the expiring of its lease at year end 2002.
Royal Nedlloyd's share in the result of Martinair amounted to € 2 million (2001: Nedlloyd share 50% in result of € –13 million = € –6 million + a positive late-coming item 2000: € 3 million. In balance, the result for Nedlloyd amounted to € –3 million).


Martinair

Rotterdam, 5 March 2003

H.H. Meijer, Chairman


Martinair

JAARREKENING
FINANCIAL STATEMENTS
2002

GECONSOLIDEERDE WINST- EN VERLIESREKENING

(x € 1 mln)

Noot:			2002		2001
1	Personeelskosten	**– 2**		– 5	
2	Overige bedrijfskosten	**– 2**		– 1	
	Totale bedrijfslasten		**– 4**		– 6
	Aandeel in resultaat joint venture P&O Nedlloyd	**– 162**		8	
	Aandeel in resultaat 50% belang in Martinair	**2**		– 3	
	Opbrengsten van financiële vaste activa		**– 160**		5
3	Rentebaten		**4**		7
	Resultaat uit gewone bedrijfsuitoefening voor belastingen		**– 160**		6
4	Belastingen		**–**		–
	Nettoresultaat		**– 160**		6

(x € 1)

	2002	2001
Resultaat per uitstaand gewoon aandeel	**– 7,52**	0,27
Resultaat per uitstaand gewoon aandeel na verwatering	**– 7,52**	0,27

Toelichting op blz. 52 en 54.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 million)

Note:			2002		2001
1	Staff expenses	– 2		– 5	
2	Other operational expenses	– 2		– 1	
	Operating costs		– 4		– 6
	Share in result of joint venture P&O Nedlloyd	– 162		8	
	Share in result of 50% interest in Martinair	2		– 3	
	Income from investments		– 160		5
3	Interest income		4		7
	Result on ordinary activities before taxation		– 160		6
4	Taxation		–		–
	Net result		– 160		6

	2002	2001
(x € 1)		
Result per ordinary share outstanding	– 7.52	0.27
Result per ordinary share outstanding fully diluted	– 7.52	0.27

Notes on pages 53 and 55.

GECONSOLIDEERDE BALANS

(na verwerking voorstel winstverdeling, x € 1 mln)

Noot:			31 december 2002		31 december 2001
	Activa				
	Vaste activa				
5	Materiële vaste activa		**1**		1
	Financiële vaste activa				
6	Joint venture P&O Nedlloyd	**580**		864	
7	50% belang in Martinair	**144**		142	
	Overige financiële vaste activa	**2**		3	
			726		1.009
			727		1.010
	Vlottende activa				
8	Vorderingen	**6**		7	
9	Liquide middelen	**106**		143	
			112		150
	Totaal		**839**		1.160
	Passiva				
	Groepsvermogen				
10	Eigen vermogen		**784**		1.086
11	**Voorzieningen**		**44**		56
12	**Kortlopende schulden**		**11**		18
	Totaal		**839**		1.160

Toelichting op blz. 56, 58, 60 en 62.

CONSOLIDATED BALANCE SHEET

(after proposed appropriation of result, x € 1 million)

Note:			31 December 2002		31 December 2001
	Assets				
	Fixed assets				
5	Tangible fixed assets		1		1
	Investments				
6	Joint venture P&O Nedlloyd	580		864	
7	50% interest in Martinair	144		142	
	Other investments	2		3	
			726		1,009
			727		1,010
	Current assets				
8	Receivables	6		7	
9	Cash and bank balances	106		143	
			112		150
	Total		839		1,160
	Liabilities				
	Group equity				
10	Shareholders' equity		784		1,086
11	**Provisions**		44		56
12	**Current liabilities**		11		18
	Total		839		1,160

Notes on pages 57, 59, 61 and 63.

GECONSOLIDEERD KASSTROOMOVERZICHT

(x € 1 mln)

	2002	2001
Nettoresultaat	**– 160**	6
Afschrijvingen	**–**	–
Kasstroom	**– 160**	6
Overige aanpassingen tot netto-operationele kasstroom:		
Aandeel in resultaat joint venture P&O Nedlloyd	**162**	– 8
Aandeel in resultaat 50% belang in Martinair	**– 2**	3
Mutatie werkkapitaal	**– 6**	68
Mutatie voorzieningen	**– 12**	– 12
Overige mutaties	**–**	–
Netto-operationele kasstroom	**– 18**	57
Investeringen materiële vaste activa	**–**	–
Ontvangen aflossingen op verstrekte leningen	**–**	11
Investeringskasstroom	**0**	11
Toename eigen vermogen door uitoefening optierechten	**3**	2
Inkoop eigen aandelen	**–**	– 26
Betaald dividend	**– 22**	– 23
Financieringskasstroom	**– 19**	– 47
Saldo kasstromen	**– 37**	21
Liquide middelen begin boekjaar	**143**	122
Liquide middelen eind boekjaar	**106**	143

Toelichting op blz. 64.

CONSOLIDATED CASH FLOW STATEMENT

(x € 1 million)

	2002	2001
Net result	– 160	6
Depreciation	–	–
Cash flow	– 160	6
Other adjustments towards net operational cash flow:		
Share in result of joint venture P&O Nedlloyd	162	– 8
Share in result of 50% interest in Martinair	– 2	3
Movement in working capital	– 6	68
Movement in provisions	– 12	– 12
Other movements	–	–
Net operational cash flow	– 18	57
Capital expenditure on tangible fixed assets	–	–
Redemptions received on loans granted	–	11
Investment cash flow	0	11
Increase in shareholders' equity by executed option rights	3	2
Shares repurchased	–	– 26
Dividend paid	– 22	– 23
Financing cash flow	– 19	– 47
Cash flow balance	– 37	21
Cash and bank balances beginning of financial year	143	122
Cash and bank balances end of financial year	106	143

Notes on page 65.

ALGEMENE GRONDSLAGEN VAN DE JAARREKENING

GRONDSLAGEN VOOR DE CONSOLIDATIE

Geconsolideerd worden de financiële gegevens van Koninklijke Nedlloyd N.V. en haar groepsmaatschappijen. Groepsmaatschappijen zijn deelnemingen waarmee Koninklijke Nedlloyd N.V. een economische eenheid vormt en waarin een meerderheidsbelang wordt gehouden dan wel op andere wijze beslissende zeggenschap kan worden uitgeoefend. Van de geconsolideerde deelnemingen worden de activa, passiva en resultaten volledig opgenomen.

GRONDSLAGEN VOOR DE WAARDERING VAN BALANSPOSTEN

De materiële vaste activa worden gewaardeerd op de verkrijgingsprijs, verminderd met op lineaire basis berekende afschrijvingen vanaf de datum ingebruikstelling, waarbij de verwachte restwaarden in aanmerking worden genomen. Met naar verwachting duurzame waardeverminderingen wordt rekening gehouden.

Niet-geconsolideerde deelnemingen waarin invloed van betekenis wordt uitgeoefend, worden gewaardeerd op het aandeel in het eigen vermogen volgens de balans van de desbetreffende deelnemingen.

De vlottende activa worden als volgt gewaardeerd:
- vorderingen op nominale waarde, onder aftrek van voorzieningen voor dubieus te achten posten;
- liquide middelen (kas, bank, deposito's) op nominale waarde.

De voorziening voor pensioenverplichtingen en de voorziening voor overige pensioengerelateerde verplichtingen zijn bepaald op basis van de contante waarde volgens actuariële grondslagen. De andere voorzieningen worden gewaardeerd op nominale waarde.

Voor tijdelijke verschillen tussen boekwaarden en fiscale waarden van activa en passiva worden belastinglatenties gevormd. Latente belastingaanspraken tengevolge van tijdelijke waarderingsverschillen en uit hoofde van fiscaal compensabele verliezen worden, na saldering met latente belastingverplichtingen, gewaardeerd op nihil. De kortlopende schulden worden gewaardeerd op nominale waarde.

GRONDSLAGEN VOOR DE RESULTAATBEPALING

Het aandeel in het resultaat van de niet-geconsolideerde deelnemingen waarin invloed van betekenis wordt uitgeoefend, omvat het aandeel in de resultaten volgens de winst- en verliesrekeningen van de desbetreffende deelnemingen. In geval van de niet-geconsolideerde deelnemingen waarin geen invloed van betekenis kan worden uitgeoefend, wordt het ontvangen dividend verantwoord als overige resultaten van financiële vaste activa.

Bij afstoten of liquidatie van een deelneming wordt het verschil tussen de opbrengst en de boekwaarde, voor zover dit niet als terugontvangen goodwill wordt beschouwd, als buitengewoon resultaat in de winst- en verliesrekening verwerkt.

De belastingen op het resultaat omvatten zowel de op korte termijn te verrekenen belastingen als de latente belastingen. Op winsten worden geen belastingen in mindering gebracht indien en voor zover compensatie van deze winsten met in voorgaande jaren geleden verliezen mogelijk is. Op verliezen worden belastingen in mindering gebracht indien en voor zover compensatie met in voorgaande jaren ten laste van de winsten gebrachte belastingen zeker is.

ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated accounts include the financial data of Royal Nedlloyd N.V. and its group companies. Group companies are participating interests with which Royal Nedlloyd N.V. forms an economic entity and in which Royal Nedlloyd N.V. holds a majority interest or can execute full control in any other manner. The assets, liabilities and results of these companies are fully consolidated.

BALANCE SHEET VALUATION

Tangible fixed assets are valued at historical cost less a straight-line depreciation calculated from the date the related asset became operational and taking the expected residual value into account. Anticipated permanent reductions in value have also been allowed for.

Non-consolidated participations in which a relevant influence is exerted, are valued at the corresponding proportion of shareholders' equity as disclosed by the balance sheet of the companies concerned.

Current assets are valued as follows:
- receivables are stated at face value, less a provision for doubtful accounts,
- cash and bank balances are stated at face value.

The provision for pension commitments and the provision for other post-retirement benefits have been determined on the basis of the present value when applying actuarial valuation methods. Other provisions and liabilities are stated at face value.

Tax deferrals are formed for temporary differences between book values and fiscal values of assets and liabilities. Deferred tax claims from loss carry forwards and temporary differences in valuation are valued at nil to the extent that they cannot be offset by deferred tax liabilities. The short-term debts are stated at face value.

PRINCIPLES OF DETERMINATION OF RESULTS

The share in the result of the non-consolidated participations in which a relevant influence is exerted relates to the share in the result as published in the profit and loss accounts of the participations concerned. For the non-consolidated participations in which no relevant influence is exerted the dividend received is recognised under other investment results.

Upon disposal of a participation or a termination of activities, the difference between actual income and book value is recognised as extraordinary result in the profit and loss account in so far it is not considered received goodwill.

Taxation on the result includes both current taxation and deferred taxation. No taxes are deducted from profits if and in so far as these profits can be set off against losses suffered in the previous years. Taxes are deducted from losses if and in so far as they can be set off against taxation charged on profits during the previous years.

OMREKENING VAN VREEMDE VALUTA

Transacties in vreemde valuta die zijn afgewikkeld voor balansdatum worden verwerkt tegen de koers van afwikkeling. De uit niet afgewikkelde transacties voortvloeiende vorderingen en schulden worden in de balans opgenomen tegen de koers op balansdatum. Koersverschillen uit hoofde van vorderingen en schulden worden verantwoord in het bedrijfsresultaat in de periode waarin zij ontstaan, voor zover deze koersverschillen niet worden geneutraliseerd door dekkingstransacties.

Activa en passiva van buitenlandse deelnemingen worden omgerekend tegen de koers op balansdatum; de baten en lasten tegen gemiddelde koersen. De hieruit ontstane koersverschillen worden rechtstreeks in het eigen vermogen verwerkt. Dit geldt eveneens voor koersverschillen die voortvloeien uit vorderingen op en schulden aan buitenlandse deelnemingen voor zover deze vorderingen en schulden een uitbreiding respectievelijk inkrimping vormen van de netto investering in de buitenlandse deelnemingen.

FOREIGN EXCHANGE

Foreign currency transactions concluded prior to the balance sheet date are recognised at the transaction rate. Receivables and payables resulting from transactions not yet settled are included in the balance sheet at the rates prevailing on the balance sheet date. Exchange differences on account of receivables and payables are recognised in the operating result in the period in which they arise, in so far as these have not been hedged.

Assets and liabilities of foreign participations are translated at the rates prevailing on the balance sheet date; income and expenses at average rates. The resulting exchange differences are directly recognised in shareholders' equity. This is also the case for exchange differences resulting from receivables from and payables to foreign participations in so far that they represent an expansion or reduction, respectively, of the net investment in the foreign participations.

TOELICHTING OP DE GECONSOLIDEERDE WINST- EN VERLIESREKENING

(x € 1 mln. tenzij anders vermeld)

Noot

De grondslagen voor consolidatie en resultaatbepaling zijn vermeld op blz. 48 en 50.

Koninklijke Nedlloyd N.V. heeft haar vennootschappelijke winst- en verliesrekening conform artikel 2:402 Burgerlijk Wetboek beknopt weergegeven, aangezien haar financiële gegevens zijn verwerkt in de geconsolideerde jaarrekening.

1	**PERSONEELSKOSTEN**	**2002**	2001
	Lonen en salarissen	**2**	5
	Pensioenlasten	**–**	–
	Overige sociale lasten	**–**	–
		2	5

De personeelskosten hebben betrekking op de personeelsleden werkzaam op het hoofdkantoor en bij Nedlloyd Interne Dienst. Op 31 december 2002 zijn in totaal 26 personeelsleden werkzaam, verdeeld over het hoofdkantoor (16 personeelsleden) en Nedlloyd Interne Dienst (10 personeelsleden), allen werkzaam in Nederland. Het gemiddeld aantal personeelsleden in 2002 was 48 (2001: 71).

De kosten van Nedlloyd Interne Dienst worden nagenoeg geheel doorbelast aan derden. De hierin begrepen doorbelasting van personeelskosten (€ 1 mln; 2001: € 2 mln) is in mindering gebracht op de Personeelskosten. De pensioenverplichtingen voor een aantal medewerkers zijn ondergebracht bij de Stichting Pensioenfonds van de Koninklijke Nedlloyd. Op grond van de financieringsovereenkomst met dit fonds is over 2002 een premievrijstelling van kracht (idem 2001).

2	**OVERIGE BEDRIJFSKOSTEN**	**2002**	2001
		2	1

Op de Overige bedrijfskosten zijn in mindering gebracht de aan derden doorbelaste overige bedrijfskosten van Nedlloyd Interne Dienst (€ 11 mln; 2001: € 11 mln).

3	**RENTEBATEN**	**2002**	2001
		4	7

De rentebaten vloeien voort uit het plaatsen van de beschikbare liquide middelen op kortlopende deposito's.

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 million, unless stated otherwise)

Note:

The accounting policies in respect of consolidation and determination of result are set out on page 49 and 51.

In conformity with Article 2:402 of the Dutch Civil Code, Royal Nedlloyd N.V. issued an abridged version of the profit and loss account of the Company, as its financial data are included in the consolidated accounts.

1	**STAFF EXPENSES**	**2002**	2001
	Salaries and wages	**2**	5
	Pension costs	**–**	–
	Other social security costs	**–**	–
		2	5

Staff expenses relate to staff members employed at Headquarters and Nedlloyd Interne Dienst. As at 31 December 2002 a total of 26 staff were employed: 16 at Headquarters and 10 with Nedlloyd Interne Dienst, all in The Netherlands. The average number of staff in 2002 was 48 (2001: 71).

Almost all Nedlloyd Interne Dienst expenses are charged to third parties. Charges for staff expenses included here (€ 1 million; 2001: € 2 million) are deducted from Staff expenses. Pension arrangements for a number of staff members are managed through the Nedlloyd Pension Fund. Based on the financing agreement with this pension fund a premium holiday applies over 2002 (also over 2001).

2	**OTHER OPERATING EXPENSES**	**2002**	2001
		2	1

Other operating expenses charged to third parties (€ 11 million; 2001: € 11 million) by Nedlloyd Interne Dienst are deducted from Other operating expenses.

3	**INTEREST INCOME**	**2002**	2001
		4	7

Interest income follows from placing the available cash and bank balances on short-term deposits.

4 BELASTINGEN

Koninklijke Nedlloyd N.V. is geen belasting verschuldigd over het behaalde resultaat. De aansluiting tussen het gewogen gemiddelde van de wettelijke belastingtarieven uitgedrukt in een % van het resultaat voor belasting en de effectieve belastingdruk is als volgt:

	2002	2001
Gewogen gemiddelde wettelijke belastingtarieven	**34,5**	35,0
Belastingeffect van:		
Onbelaste resultaten / niet aftrekbare kosten	**– 34,5**	– 35,0
Verschillen tussen fiscale en commerciële waardering van activa en passiva	**0,0**	0,0
Gebruik fiscale compensabele verliezen	**0,0**	0,0
Effectieve belastingdruk	**0,0**	0,0

Koninklijke Nedlloyd heeft ultimo 2002 in Nederland voor circa € 75 mln (ultimo 2001: circa € 65 mln) en in het buitenland voor circa € 16 mln (ultimo 2001: circa € 20 mln), met name in de Verenigde Staten, te compenseren fiscale verliezen. De belastingaanspraken hierover zijn op nihil gewaardeerd.

Note:

4 TAXATION

Royal Nedlloyd N.V. has no tax due on the achieved result. The reconciliation between the weighted average nominal tax rate expressed as a percentage of the result before taxation and Nedlloyd's effective tax burden is as follows:

	2002	2001
Weighted average nominal tax rates	**34.5**	35.0
Tax effects by:		
Tax-exempt results / non-deductable costs	**– 34.5**	– 35.0
Differences between fiscal and commercial valuation of assets and liabilities	**0.0**	0.0
Utilisation compensatable tax losses	**0.0**	0.0
Effective tax burden	**0.0**	0.0

In The Netherlands at year-end 2002, Royal Nedlloyd has tax losses to be carried forward amounting to approximately € 75 million (at year-end 2001: approximately € 65 million) and abroad, in particular in the United States, in the amount of approximately € 16 million (at year-end 2001: approximately € 20 million). The deferred tax assets on these losses have been valued at nil.

TOELICHTING OP DE GECONSOLIDEERDE BALANS

(x € 1 mln, tenzij anders vermeld)

Noot:

De grondslagen voor consolidatie en waardering zijn vermeld op blz. 48 en 50.

		2002	2001
5	**MATERIËLE VASTE ACTIVA**	**2002**	2001
		1	1

De materiële vaste activa bestaan voornamelijk uit kantoorinventaris. De afschrijvingsperiode voor deze activa bedraagt 3 tot 5 jaar.

6 **JOINT VENTURE P&O NEDLLOYD**

	Boekwaarde joint venture P&O Nedlloyd
Stand 31 december 2001	864
Mutaties:	
aandeel in resultaat	− 162
wijziging valutakoersen	− 122
Stand 31 december 2002	580

Het valutarisico op het belang in P&O Nedlloyd is vanwege het lange termijnkarakter niet afgedekt.

7 **50% BELANG IN MARTINAIR**

	Boekwaarde 50% belang in Martinair
Stand 31 december 2001	142
Mutaties:	
aandeel in resultaat	2
Stand 31 december 2002	144

8 **VORDERINGEN**

	31 december 2002	31 december 2001
Transitorische activa	3	3
Overige vorderingen	3	4
	6	7

NOTES TO THE CONSOLIDATED BALANCE SHEET

(x € 1 million, unless stated otherwise)

Note:

The accounting policies are set out on page 49 and 51.

5	TANGIBLE FIXED ASSETS	2002	2001
		1	1

The tangible fixed assets mainly consist of office furniture and equipment. The depreciation period for these assets runs from 3 to 5 years.

6 **JOINT VENTURE P&O NEDLLOYD**

	Book value joint venture P&O Nedlloyd
Position as at 31 December 2001	864
Movements:	
share in result	– 162
changes in exchange rates	– 122
Position as at 31 December 2002	580

Nedlloyd does not hedge currency risks associated with its participation in P&O Nedlloyd due to the long-term nature of this investment.

7 **50% INTEREST IN MARTINAIR**

	Book value 50% interest in Martinair
Position as at 31 December 2001	142
Movements:	
share in result	2
Position as at 31 December 2002	144

8	RECEIVABLES	31 December 2002	31 December 2001
	Prepayments and accrued income	3	3
	Other receivables	3	4
		6	7

Noot:

9 **LIQUIDE MIDDELEN**

	31 december 2002	31 december 2001
Kas, bank en daggelden	**2**	8
Deposito's	**104**	135
	106	143

De deposito's worden geplaatst bij tegenpartijen met een goede kredietwaardigheid met een maximale looptijd van één jaar.

10 **EIGEN VERMOGEN**

Voor de specificatie wordt verwezen naar blz. 70 en 72.

11 **VOORZIENINGEN**

	Totaal	**Pensioenen en overige pensioen gerelateerde verplichtingen**	**Reorganisatie- en non-activiteits-regelingen**	**Overige**
Stand 31 december 2001	56	6	8	42
Mutaties:				
betalingen	- 13	–	- 4	- 9
dotatie	1	–	1	–
vrijval	–	–	–	–
overige mutaties	0	–	1	- 1
Stand 31 december 2002	44	6	6	32

Van de voorzieningen zal naar verwachting een bedrag van € 8 mln binnen één jaar worden aangewend.

Pensioenen en overige pensioen gerelateerde verplichtingen
De verplichtingen uit hoofde van de voor werknemers getroffen pensioenregelingen worden vrijwel geheel gedekt door Stichting Pensioenfonds van de Koninklijke Nedlloyd. De voorziening heeft voornamelijk betrekking op aanspraken van werknemers die niet bij een pensioenfonds zijn ondergebracht. Daarnaast betreft het verplichtingen uit hoofde van ziektekostenregelingen van de geconsolideerde deelnemingen in de Verenigde Staten.

Reorganisatie- en non-activiteitsregelingen
Dit betreft voorzieningen voor de kosten van reorganisatie, herstructurering, beëindiging van activiteiten en non-activiteitsregelingen.

Overige
Deze voorzieningen zijn getroffen voor bekende verplichtingen en risico's, waaronder douanerisico's. In de voorziening is begrepen € 25 mln (2001: € 30 mln) voor het risico van mogelijke claims uit hoofde van afgegeven garanties voor afgestoten bedrijfsonderdelen en deelnemingen.

Note:

9 **CASH AND BANK BALANCES**

	31 December 2002	31 December 2001
Cash, bank and money on call	**2**	8
Deposits	**104**	135
	106	143

Deposits are placed with financially solid parties for a maximum term of one year.

10 **SHAREHOLDERS' EQUITY**

For details we refer to page 71 and 73.

11 **PROVISIONS**

	Total	**Pensions and other post-retirement benefits**	**Reorganisation and early retirement schemes**	**Other**
Position as at 31 December 2001	56	6	8	42
Movements:				
payments	– 13	–	– 4	– 9
addition	1	–	1	–
release	–	–	–	–
other movements	0	–	1	– 1
Position as at 31 December 2002	44	6	6	32

It is expected that approximately an amount of € 8 million will be appropriated within one year.

Pensions and other post-retirement benefits
The commitments in respect of the pension schemes arranged for employees are virtually entirely covered by the Nedlloyd Pension Fund. The provision is mainly related to entitlements of employees who are not included in a pension fund. Besides, commitments are related to medical insurance schemes on behalf of former staff in the United States.

Reorganisation and early retirement schemes
This provision is intended to cover the cost of reorganisation, restructuring, termination of activities and early retirement schemes.

Other
These provisions are made for known commitments and risks, including customs risks. This item includes an amount of € 25 million (2001: € 30 million) for possible claims in respect of warranties issued for investments sold.

12 **KORTLOPENDE SCHULDEN**

	2002	2001
Te betalen belastingen en premies sociale verzekeringen	–	–
Transitorische passiva	6	13
Te betalen dividend	–	–
Diversen	5	5
	11	18

De looptijd van deze schulden is maximaal één jaar.

13 **GESCHILLEN EN NIET IN DE BALANS OPGENOMEN VERPLICHTINGEN**

Geschillen

Op 16 september 1998 heeft de Europese Commissie P&O Nedlloyd een boete van ECU 41 mln opgelegd inzake haar deelname aan de Trans-Atlantic Conference Agreement (TACA). Tegen deze uitspraak is bij het Europese Hof beroep aangetekend. De juridische adviseurs van de TACA leden zijn van mening dat de opgelegde boete geen stand zal houden, dan wel aanzienlijk zal worden verminderd. P&O Nedlloyd heeft geen voorziening gevormd voor deze boete. De deelname aan de TACA stamt uit de periode vóór de fusie van Nedlloyd Lijnen met P&O Containers. Ten behoeve van P&O Nedlloyd is een garantie afgegeven aan de Europese Commissie. Koninklijke Nedlloyd heeft aan de garantiegever een contragarantie verstrekt ter grootte van de helft van de eventuele definitief op te leggen boete. Op grond van bovengenoemd juridisch advies heeft Koninklijke Nedlloyd geen voorziening getroffen.

Tegen Koninklijke Nedlloyd zijn in het verleden verschillende claims ingediend. Koninklijke Nedlloyd verweert zich hier tegen. Koninklijke Nedlloyd verwacht niet dat de uitkomst van deze geschillen zal leiden tot belangrijke lasten boven de reeds getroffen voorzieningen.

Garantieverplichtingen	**31 december 2002**	31 december 2001
De garantieverplichtingen vallen uiteen in:		
Garanties wegens verplichtingen van niet-geconsolideerde deelnemingen	5	16
Garantie in verband met TACA claim	22	22
Garanties ten behoeve van derden	9	10
	36	48

Meerjarige financiële verplichtingen	**31 december 2002**	31 december 2001
Langlopende huur- en operationele lease verplichtingen:		
vervallend binnen 1 jaar	5	5
vervallend tussen 1 en 5 jaar	6	11
vervallend na 5 jaar	–	–
	11	16

12 CURRENT LIABILITIES

	2002	2001
Taxation and social security charges due	–	–
Accruals and deferred income	6	13
Dividend to be paid	–	–
Miscellaneous	5	5
	11	18

The above amounts fall due within one year.

13 DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Disputes

On 16 September 1998 the European Commission imposed a ECU 41 million fine on P&O Nedlloyd due to P&O Nedlloyd's participation in the Trans-Atlantic Conference Agreement (TACA). An appeal has been made against this decision at the European Court. The legal advisors of the TACA members take the view that the fine imposed will not stand or will be reduced considerably. P&O Nedlloyd did not form a provision for this fine. Participation in TACA dates back to the period prior to the merger between Nedlloyd Lines and P&O Containers.

A guarantee was issued to the European Commission on behalf of P&O Nedlloyd. Royal Nedlloyd issued a counter guarantee to the guarantor to the level of half the amount of the possible final fine.

Based on above mentioned legal advice, Royal Nedlloyd has not made a provision.

Various claims have been filed against Royal Nedlloyd in the past. Royal Nedlloyd rejects these claims and does not expect the final decisions on these disputes to lead to expenses significantly exceeding the provisions already made.

Guarantee commitments	**31 December 2002**	31 December 2001
These commitments can be specified as follows:		
Guarantees in respect of liabilities of non-consolidated participations	5	16
Guarantees in respect of TACA claim	22	22
Guarantees on behalf of third parties	9	10
	36	48

Long-term financial commitments	**31 December 2002**	31 December 2001
Long-term rental and operational lease commitments:		
falling due within 1 year	5	5
falling due between 1 and 5 years	6	11
falling due after 5 years or more	–	–
	11	16

Noot:

14 **FINANCIËLE INSTRUMENTEN**

Valutarisico's

Het belangrijkste valutarisico is het translatierisico op ons belang in P&O Nedlloyd, hetgeen niet is afgedekt.

Kredietrisico's

Het kredietrisico heeft betrekking op het verlies dat zou ontstaan indien tegenpartijen in gebreke zouden blijven hun contractuele verplichtingen na te komen. Gezien ons beleid uitsluitend overeenkomsten af te sluiten met tegenpartijen met een goede kredietwaardigheid wordt dit voor geen enkele tegenpartij verwacht. Daarbij is van belang dat het risico wordt gespreid door beperking van de verplichtingen per contractpartij.

Reële waarde

De reële waarde van de in balans opgenomen vorderingen, liquide middelen en kortlopende schulden is vrijwel gelijk aan de boekwaarde.

14 FINANCIAL INSTRUMENTS

Currency risks

Nedlloyd's main currency risk is the translation risk associated with the participation in P&O Nedlloyd, which has not been hedged.

Credit risks

The credit risks relate to the losses to be incurred when counterparties fail to meet their contractual commitments. As it is our policy to conclude contracts only with financially solid parties, we do not expect such failures to happen. However, we further manage these risks by limiting the commitments per counterparty.

Market value

The market value of the receivables, cash and bank balances, and short-term debts included in the balance sheet is virtually equal to their book value.

TOELICHTING OP HET GECONSOLIDEERDE KASSTROOMOVERZICHT

Het geconsolideerde kasstroomoverzicht is opgesteld volgens de indirecte methode. Hierbij wordt uitgegaan van de gegevens volgens de in de jaarrekening opgenomen balansen en winst- en verliesrekeningen, die vervolgens zoveel als mogelijk zijn aangepast voor mutaties die in het verslagjaar niet tot een kasstroom hebben geleid.

De liquide middelen in het kasstroomoverzicht bestaan uit de kasmiddelen, de banksaldi alsmede de kasequivalenten als daggelden en kortlopende deposito's.

Ontvangsten en uitgaven uit hoofde van interest, ontvangen dividenden en winstbelastingen zijn opgenomen onder de kasstroom uit operationele activiteiten. Betaalde dividenden worden opgenomen onder de kasstroom uit financieringsactiviteiten.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement was prepared following the indirect method. This is to say that the statement is based on data as included in the balance sheets and profit and loss accounts. These data have subsequently been adjusted, where possible, for movements that did not lead to any cash flow for the year under review.

The cash and bank balances in the cash flow statement include cash assets, bank balances as well as cash equivalents such as call money and short-term deposits.

Income and expenses related to interest, dividend received and profit taxation have been included under operational cash flow. Dividends paid are included under the financing cash flow.

VENNOOTSCHAPPELIJKE BALANS

(na verwerking voorstel winstverdeling, x € 1 mln)

Noot:			31 december 2002		31 december 2001
	Activa				
	Vaste activa				
A	Financiële vaste activa		**1.134**		1.442
	Vlottende activa				
	Vorderingen		**–**		–
	Totaal		**1.134**		1.442
	Passiva				
B	**Eigen vermogen**				
	Geplaatst kapitaal	**21**		23	
	Agioreserve	**71**		71	
	Reserve omrekeningsverschillen	**49**		177	
	Overige reserves	**643**		815	
			784		1.086
C	**Voorzieningen**		**38**		50
D	**Langlopende schulden**		**310**		297
	Kortlopende schulden				
	Te betalen dividend	**–**		–	
	Overige kortlopende schulden	**2**		9	
			2		9
	Totaal		**1.134**		1.442

VENNOOTSCHAPPELIJKE WINST- EN VERLIESREKENING

(x € 1 mln)

		2002	2001
F	Aandeel in resultaat deelnemingen	**– 176**	– 5
G	Saldo overige baten en lasten	**16**	11
	Nettoresultaat	**– 160**	6

Toelichting op blz. 68, 70, 72, 74 en 76.

BALANCE SHEET OF THE COMPANY

(after proposed appropriation of result, x € 1 million)

Note:			31 December 2002		31 December 2001
	Assets				
	Fixed assets				
A	Investments		**1,134**		1,442
	Current assets				
	Receivables		–		–
	Total		**1,134**		1,442
	Liabilities				
B	**Shareholders' equity**				
	Subscribed share capital	**21**		23	
	Share premium account	**71**		71	
	Reserve for translation differences	**49**		177	
	Other reserve	**643**		815	
			784		1,086
C	**Provisions**		**38**		50
D	**Long-term liabilities**		**310**		297
	Short-term liabilities				
	Dividend to be paid	–		–	
	Other short-term liabilities	**2**		9	
			2		9
	Total		**1,134**		1,442

PROFIT AND LOSS ACCOUNT OF THE COMPANY

(x € 1 million)

		2002	2001
F	Share in results of investments	**– 176**	– 5
G	Balance of other income and expenses	**16**	11
	Net result	**– 160**	6

Notes on pages 69, 71, 73, 75 and 77.

TOELICHTING OP DE VENNOOTSCHAPPELIJKE BALANS EN WINST- EN VERLIESREKENING

Noot: *(x € 1 mln, tenzij anders vermeld)*

De grondslagen voor waardering en resultaatbepaling zijn gelijk aan die welke zijn vermeld in de algemene grondslagen en in de toelichting op de geconsolideerde balans en winst- en verliesrekening.

A FINANCIËLE VASTE ACTIVA

Een lijst van deelnemingen, opgesteld conform artikel 2:379 en 414 Burgerlijk Wetboek, is gedeponeerd bij het Handelsregister te Rotterdam.

Het verloop van de boekwaarde van de deelnemingen respectievelijk de leningen aan de deelnemingen was als volgt:

	Totaal boekwaarde	Boekwaarde geconsolideerde deelnemingen	Boekwaarde 50% belang in Martinair
Stand 31 december 2001	630	488	142
Mutaties:			
aandeel in resultaat	– 176	– 178	2
wijziging valutakoersen	– 97	– 97	–
ontbinding	11	11	–
Stand 31 december 2002	368	224	144

	Totaal leningen	Leningen aan geconsolideerde deelnemingen	Leningen aan niet-geconsolideerde deelnemingen en derden
Stand 31 december 2001	812	810	2
Mutaties:			
saldo verstrekkingen / aflossingen en overige mutaties op leningen	– 46	– 46	–
Stand 31 december 2002	766	764	2
Totaal financiële vaste activa			
Stand 31 december 2001	1.442	1.298	144
Stand 31 december 2002	1.134	988	146

NOTES TO THE BALANCE SHEET AND THE PROFIT AND LOSS ACCOUNT OF THE COMPANY

Note: *(x € 1 mln, unless stated otherwise)*

The principles of valuation applied are the same as those set out in the accounting policies and the notes to the consolidated balance sheet and profit and loss account.

A INVESTMENTS

A list of investments, required under Articles 2:379 and 414 of the Dutch Civil Code, has been filed with the Trade Register of the Rotterdam Chamber of Commerce.

The movements in the book value of, and loans to, participations, were as follows:

	Total book value	Book value consolidated participations	Book value 50% in Martinair
Position as at 31 December 2001	630	488	142
Movements:			
share in result	– 176	– 178	2
foreign exchange changes	– 97	– 97	–
liquidation	11	11	–
Position as at 31 December 2002	368	224	144

	Total loans	Loans to consolidated participations	Loans to non-consol. participations and third parties
Position as at 31 December 2001	812	810	2
Movements:			
balance of loans granted / redemptions and other movements in loans	– 46	– 46	–
Position as at 31 December 2002	766	764	2
Total investments			
Position as at 31 December 2001	1,442	1,298	144
Position as at 31 December 2002	1,134	988	146

Noot:

B EIGEN VERMOGEN

	Totaal	Geplaatst kapitaal	Agioreserve	Reserve omrekenings-verschillen	Overige reserves
Stand 31 december 2000	1.040,1	23,4	69,7	132,1	814,9
Mutaties 2001:					
inkoop aandelen	– 26,4	–	–	–	– 26,4
ingehouden winst	6,2	–	–	–	6,2
stelselwijziging Martinair	18,0	–	–	–	18,0
vautakoersverschillen	45,1	–	–	45,1	–
uitoefening optierechten	2,5	–	0,8	–	1,7
overige mutaties	0,2	–	–	–	0,2
gerealiseerde koersverschillen	–	–	–	–	–
Stand 31 december 2001	1.085,7	23,4	70,5	177,2	814,6
Mutaties 2002:					
resultaat	– 160,3	–	–	–	– 160,3
valutakoersverschillen	– 122,5	–	–	– 122,5	–
uitoefening optierechten	3,5	–	–	–	3,5
intrekking aandelen	0	– 1,9	–	–	1,9
dividend	– 22,0	–	–	–	– 22,0
gerealiseerde koersverschillen	0	–	–	– 5,6	5,6
Stand 31 december 2002	784,4	21,5	70,5	49,1	643,3

AANDELENKAPITAAL

Het maatschappelijk kapitaal bedraagt € 100.015.000 verdeeld in 15.000 prioriteitsaandelen, 50 mln gewone aandelen en 50 mln preferente aandelen, alle aandelen groot € 1. Hiervan was op 31 december 2002 geplaatst € 15.000 (alle 15.000 prioriteitsaandelen) plus € 21.472.066 (= 21.472.066 gewone aandelen).

De ontwikkeling van het aantal geplaatste aandelen in 2002 is als volgt:

	Totaal aantal	Prioriteits-aandelen	Gewone aandelen Totaal	Gewone aandelen Uitstaand	Gewone aandelen Ingekocht
Stand 31 december 2001	23.421.455	15.000	23.406.455	21.104.990	2.301.465
Uitoefening optierechten '97 en '98	–	–	–	218.280	– 218.280
Intrekking ingekochte aandelen	– 1.934.389	–	– 1.934.389	–	– 1.934.389
Stand 31 december 2002	21.487.066	15.000	21.472.066	21.323.270	148.796

Note:

B **SHAREHOLDERS' EQUITY**

	Total	Subscribed share capital	Share premium account	Translation reserve	Other reserves
Position as at 31 December 2000	1,040.1	23.4	69.7	132.1	814.9
Movements 2001:					
Shares purchased	– 26.4	–	–	–	– 26.4
retained earnings	6.2	–	–	–	6.2
change in accounting principles of Martinair	18.0	–	–	–	18.0
foreign exchange differences	45.1	–	–	45.1	–
execution of option rights	2.5	–	0.8	–	1.7
other movements	0.2	–	–	–	0.2
exchange differences realised	–	–	–	–	–
Position as at 31 December 2001	1,085.7	23.4	70.5	177.2	814.6
Movements 2002:					
result	– 160.3	–	–	–	– 160.3
foreign exchange differences	– 122.5	–	–	– 122.5	–
execution of option rights	3.5	–	–	–	3.5
cancellation of shares	0	– 1.9	–	–	1.9
dividend	– 22.0	–		–	– 22.0
exchange differences realised	0	–	–	– 5.6	5.6
Position as at 31 December 2002	784.4	21.5	70.5	49.1	643.3

SHARE CAPITAL

The authorised share capital amounts to € 100,015,000 i.e. 15,000 priority shares, 50 million ordinary shares and 50 million preference shares, all of € 1 each. As at 31 December 2002, € 15,000 (all 15,000 priority shares) has been issued as well as € 21,472,066 (ordinary shares 21,472,066).

Movements in issued shares in 2002 were as follows:

	Total number	Priority shares	Ordinary shares		
			Total	Outstanding	Purchased
Position as at 31 December 2001	23,421,455	15,000	23,406,455	21,104,990	2,301,465
Executed option rights '97 and '98	–	–	–	218,280	– 218,280
Cancellation purchased shares	– 1,934,389	–	– 1,934,389	–	– 1,934,389
Position as at 31 December 2002	21,487,066	15,000	21,472,066	21,323,270	148,796

Koninklijke Nedlloyd N.V. heeft op 19 september 2001 een aandeleninkoopprogramma aangekondigd. Dit programma is op 21 november 2001 afgerond. In totaal zijn 1.900.000 gewone aandelen verworven tegen een gemiddelde aankoopprijs van € 13,90. Deze aandelen zijn op 12 juli 2002 ingetrokken, tezamen met de in het verleden ingekochte aandelen in het kader van het personeelsoptieplan voorzover niet benodigd ter dekking van het Optieplan '98, na verkregen goedkeuring van de Algemene Vergadering van Aandeelhouders van 8 mei 2002.

OPTIERECHTEN

Aan een beperkte groep leidinggevend personeel zijn tot en met 1998 optierechten verleend (één optie geeft het recht op één gewoon Nedlloyd-aandeel van € 1). Een deel van deze optierechten is verstrekt aan medewerkers van het in 1999 verkochte Nedlloyd Europees Transport en Distributie en het in 2000 verkochte Mammoet. De optierechten zijn voor deze voormalige Koninklijke Nedlloyd N.V. medewerkers van kracht gebleven. Sedert 1999 zijn geen optierechten verleend.

Voor de verleende optierechten geldt een looptijd van vijf jaar na toekenning. De uitoefen-koers wordt vastgelegd op de slotkoers van het aandeel op de effectenbeurs te Amsterdam op de dag van publicatie van de jaarcijfers. De in 1998 verleende optierechten konden, uitzonderingen voor bijzondere omstandigheden voorbehouden, niet binnen de eerste twee jaar na toekenning worden uitgeoefend. De uitoefening is aan beperkingen onderhevig door voorschriften en interne regels betreffende de handel in effecten met voorwetenschap.

Looptijd	Jaar van uitgifte	Uitgegeven opties	Uitstaande rechten per 31 december 2002	Uitstaande rechten per 31 december 2001	Uitoefenkoers
t/m 20 maart 2002	1997	387.768	0	221.720	€ 16,08
t/m 19 maart 2003	1998	290.184	168.056	170.908	€ 18,06
			168.056	392.628	

AGIORESERVE

De agioreserve kan grotendeels als vrij agio in de zin van de Wet Inkomstenbelasting worden aangemerkt.

RESERVE OMREKENINGSVERSCHILLEN

Dit betreft de cumulatieve valutakoersverschillen die zijn ontstaan bij de omrekening van buitenlandse deelnemingen en vorderingen op en schulden aan deze deelnemingen, voor zover deze vorderingen en schulden een uitbreiding respectievelijk inkrimping vormen van de netto-investering in de buitenlandse deelneming. Tevens worden in deze reserve opgenomen de koersverschillen op leningen in vreemde valuta aangegaan ter afdekking van de netto-investering in buitenlandse deelnemingen. Bij verkoop van een buitenlandse deelneming wordt het cumulatieve koersverschil teruggenomen en verantwoord onder de Overige reserves.

On 19 September 2001, Royal Nedlloyd N.V. announced a share buy back programme. This programme was completed on 21 November 2001. A total of 1,900,000 ordinary shares were purchased at an average price of € 13.90. These shares were cancelled on 12 July 2002, together with the shares purchased earlier as part of the employee stock option plan, in so far not required for covering the Option Plan '98, after approval given by the General Meeting of Shareholders of 8 May 2002.

OPTION ARRANGEMENTS

Up to and including 1998 Nedlloyd has awarded option rights to a limited number of key managers (one option gives the right to one ordinary Nedlloyd share of € 1). A part of these option rights was granted to staff members of Nedlloyd European Transport and Distribution and Mammoet, which were sold in 1999 and 2000 respectively.
For these former Royal Nedlloyd N.V. staff members these option rights remain valid.
No option rights have been granted since 1999.

Option rights have a term of five years after being granted. The exercise price is determined to be the closing price on the Euronext Amsterdam on the day the annual figures are published. Option rights granted in 1998 – barring exceptions for extraordinary circumstances – could not be executed within the first two years after acquisition. Execution is subject to regulations and internal rules concerning insider trading in securities.

Expiring	Issued in	Options Issued	Outstanding options as at 31 December 2002	Outstanding options as at 31 December 2001	Exercise price
20 March 2002	1997	387,768	0	221,720	€ 16.08
19 March 2003	1998	290,184	168,056	170,908	€ 18.06
			168,056	392,628	

SHARE PREMIUM ACCOUNT

The share premium account can for the greater part be considered as a free share premium in the sense of the Income Tax Act.

RESERVE FOR TRANSLATION DIFFERENCES

This reserve is related to the accumulated foreign exchange differences that arise when translating foreign participations as well as receivables from and payables to these participations, in so far these receivables and payables form an expansion and reduction, respectively, of the net investment in the foreign participation. In addition, this reserve includes the exchange differences on loans in foreign currencies taken up to hedge the net investment in foreign participations. When a foreign participation is sold, the accumulated exchange difference is released and recognised under Other reserves.

Noot:

WETTELIJKE RESERVE INGEHOUDEN WINSTEN DEELNEMINGEN

Deze reserve wordt berekend volgens de collectieve methode voor het geheel der deelnemingen. Per 31 december 2002 behoeft geen wettelijke reserve ingehouden winsten deelnemingen te worden aangehouden.

C VOORZIENINGEN

Hieronder zijn de volgende voorzieningen opgenomen:

	31 december 2002	31 december 2001
Reorganisatie- en non-activiteitsregelingen	**6**	8
Overige	**32**	42
	38	50

Van de voorzieningen zal naar verwachting een bedrag van € 8 mln binnen één jaar worden aangewend.

Voor de toelichting wordt verwezen naar blz. 58.

D LANGLOPENDE SCHULDEN

	31 december 2002	31 december 2001
Langlopende leningen van deelnemingen	**310**	297

Voor de langlopende leningen van deelnemingen zijn geen aflossingsschema's overeengekomen. De rente bedraagt 6,1% (2001: 6,0%).

E GESCHILLEN EN NIET IN DE BALANS OPGENOMEN VERPLICHTINGEN

Geschillen
Voor de toelichting wordt verwezen naar blz. 60.

Garantieverplichtingen

De garantieverplichtingen vallen uiteen in:

	31 december 2002	31 december 2001
Garanties wegens verplichtingen van geconsolideerde deelnemingen	**1**	1
Garantie in verband met TACA claim	**22**	22
Garanties ten behoeve van derden	**13**	25
	36	48

Voor een beperkt aantal groepsmaatschappijen heeft de vennootschap zich uit hoofde van artikel 2:403 lid 1f Burgerlijk Wetboek hoofdelijk aansprakelijk gesteld voor de uit rechtshandelingen van deze rechtspersonen voortvloeiende schulden. De vermeldingen overeenkomstig artikel 2:379 en 414 Burgerlijk Wetboek zijn gedeponeerd bij het Handelsregister te Rotterdam.

F AANDEEL IN RESULTAAT DEELNEMINGEN

	2002	2001
Aandeel in resultaten geconsolideerde deelnemingen	**– 178**	– 2
Aandeel in resultaten overige deelnemingen	**2**	– 3
	– 176	– 5

De vermelde bedragen hebben betrekking op het aandeel van Koninklijke Nedlloyd N.V. in het nettoresultaat.

Note:

LEGAL RESERVE FOR RETAINED EARNINGS OF PARTICIPATIONS

This reserve is calculated applying the collective method for all investments together. As at 31 December 2002 there is no need for a legal reserve for retained earnings of participations.

C PROVISIONS

	31 December 2002	31 December 2001
The following provisions are included:		
Reorganisation / early retirement schemes	**6**	8
Other	**32**	42
	38	50

It is expected that approximately an amount of € 8 million will be a appropriated within one year.

Details are provided on page 59.

D LONG-TERM LIABILITIES

	31 December 2002	31 December 2001
Long-term loans from investments	**310**	297

No redemption schemes have been agreed for long-term loans from investments. Interest on these loans is 6.1% (2001: 6.0%).

E DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Disputes
Please refer to the explanation on page 61.

Guarantee commitments	**31 December 2002**	31 December 2001
These commitments can be specified as follows:		
Guarantees for liabilities of consolidated participations	**1**	1
Guarantees in respect of TACA claim	**22**	22
Other guarantees on behalf of third parties	**13**	25
	36	48

By virtue of Article 2:403, section 1f. of the Dutch Civil Code, the Company has agreed to be jointly and severally liable for liabilities resulting from transactions concluded by a limited number of group companies. The statements under Articles 2:379 and 414 of the Dutch Civil Code have been filed with the Trade Register of the Rotterdam Chamber of Commerce.

F SHARE IN RESULT OF INVESTMENTS

	2002	2001
Share in results of consolidated participations	**– 178**	– 2
Share in results of other participations	**2**	– 3
	– 176	– 5

The amounts mentioned are related to the share of Royal Nedlloyd N.V. in the net results.

G SALDO OVERIGE BATEN EN LASTEN

De bezoldiging in 2002 van de huidige bestuurder de heer H.H. Meijer was als volgt samengesteld (x € 1):

Salaris	613.253
Eénmalige vergoeding in verband met pensioentoezegging	782.306
Bonus	102.490
Pensioenlasten	208.164
Totaal	1.706.213
Ten laste van P&O Nedlloyd Container Line Ltd.	– 805.417
Resteert ten laste van de vennootschap	900.796

In het verslagjaar is een bedrag van € 112.055 (2001: € 97.629) ten laste van de vennootschap gekomen voor de bezoldiging van commissarissen en voormalig commissarissen. Dit bedrag is als volgt samengesteld (x € 1):

O.H.A. van Royen	9.512
A.H. Land	28.420
L.J.M. Berndsen	23.978
R. Hazelhoff	7.242
Mevrouw N. Kroes	20.969
H.-G. Pohl	7.242
H.B. van Wijk	14.692

Totaal bezit aan Koninklijke Nedlloyd N.V. effecten en opties op 31 december 2002:

Raad van Bestuur

H.H. Meijer: 55.514 gewone aandelen en 19.260 door Koninklijke Nedlloyd N.V. verleende personeelsoptierechten. Voor de belangrijkste voorwaarden inzake deze optierechten wordt verwezen naar blz. 70 en 72.

Raad van Commissarissen

L.J.M. Berndsen: 32.100 door Koninklijke Nedlloyd N.V. verleende personeelsoptierechten. Voor de belangrijkste voorwaarden inzake deze optierechten wordt verwezen naar blz. 70 en 72.

In het verslagjaar zijn aan de bestuurder en aan de commissarissen geen opties toegekend. De leden van de Raad van Commissarissen hebben geen personeelsoptierechten met uitzondering van de heer L.J.M. Berndsen, die optierechten heeft uit hoofde van zijn voormalige functie als bestuurder.

Er bestaan geen zakelijke relaties tussen de vennootschap en haar commissarissen.

Rotterdam, 5 maart 2003

De Raad van Commissarissen

A.H. Land
L.J.M. Berndsen
N. Kroes
H.B. van Wijk

De Raad van Bestuur

H.H. Meijer

Notes

G OTHER INCOME AND EXPENSES

Remuneration in 2002 to the current member of the Executive Board Mr H.H. Meijer was composed as follows (x € 1):

Salary	613,253
Non-recurring allowance concerning pension commitment	782,306
Bonus	102,490
Pension costs	208,164
Total	1,706,213
Paid by P&O Nedlloyd Container Line Ltd.	– 805,417
Remains for the account of the Company	900,796

An amount of € 112,055 (2001: € 97,629) was charged to the result of the Company for the year in respect of remuneration to members and former members of the Supervisory Board. This amount was composed as follows (x € 1):

O.H.A. van Royen	9,512
A.H. Land	28,420
L.J.M. Berndsen	23,978
R. Hazelhoff	7,242
Mrs N. Kroes	20,969
H.-G. Pohl	7,242
H.B. van Wijk	14,692

Ownership of Royal Nedlloyd N.V. securities and options as at 31 December 2002:

Executive Board

H.H. Meijer: 55.514 ordinary shares and 19,260 employee option rights granted by Royal Nedlloyd N.V.. Please refer to pages 71 and 73 for the most important conditions ruling these option rights.

Supervisory Board

L.J.M. Berndsen: 32,100 employee option rights granted by Royal Nedlloyd N.V.. Please refer to pages 71 and 73 for the most important conditions ruling these option rights.

In the year under review options were granted neither to the member of the Executive Board nor to the members of the Supervisory Board. The members of the Supervisory Board have no employee option rights except Mr L.J.M. Berndsen, who owns option rights in his capacity as former member of the Executive Board.

There are no commercial relationships between the Company and the members of the Supervisory Board.

Rotterdam, 5 March 2003

The Supervisory Board	The Executive Board
A.H. Land	H.H. Meijer
L.J.M. Berndsen	
N. Kroes	
H.B. van Wijk	

ACCOUNTANTSVERKLARING

Opdracht
Wij hebben de jaarrekening 2002 van Koninklijke Nedlloyd N.V. te Rotterdam gecontroleerd.
De jaarrekening is opgesteld onder verantwoordelijkheid van de leiding van de vennootschap. Het is onze verantwoordelijkheid een accountantsverklaring inzake de jaarrekening te verstrekken.

Werkzaamheden
Onze controle is verricht overeenkomstig in Nederland algemeen aanvaarde richtlijnen met betrekking tot controleopdrachten. Volgens deze richtlijnen dient onze controle zodanig te worden gepland en uitgevoerd, dat een redelijke mate van zekerheid wordt verkregen dat de jaarrekening geen onjuistheden van materieel belang bevat. Een controle omvat onder meer een onderzoek door middel van deelwaarnemingen van informatie ter onderbouwing van de bedragen en de toelichtingen in de jaarrekening. Tevens omvat een controle een beoordeling van de grondslagen voor financiële verslaggeving die bij het opmaken van de jaarrekening zijn toegepast en van belangrijke schattingen die de leiding van de vennootschap daarbij heeft gemaakt, alsmede een evaluatie van het algehele beeld van de jaarrekening. Wij zijn van mening dat onze controle een deugdelijke grondslag vormt voor ons oordeel.

Oordeel
Wij zijn van oordeel dat de jaarrekening een getrouw beeld geeft van de grootte en de samenstelling van het vermogen op 31 december 2002 en van het resultaat over 2002 in overeenstemming met in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving en voldoet aan de wettelijke bepalingen inzake de jaarrekening, zoals opgenomen in Titel 9 Boek 2 BW.

Rotterdam, 5 maart 2003

KPMG Accountants N.V.

OTHER INFORMATION

AUDITORS' REPORT

Introduction
We have audited the 2002 financial statements of Royal Nedlloyd N.V. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the company as of 31 December 2002 and of the result for the year then ended in according with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of The Netherlands Civil Code.

Rotterdam, 5 March 2003

KPMG Accountants N.V.

BEPALINGEN INZAKE DE WINSTVERDELING CONFORM ARTIKEL 18 VAN DE STATUTEN

De winstbestemming vindt plaats overeenkomstig het bepaalde in artikel 18 van de statuten van de vennootschap. Daarin wordt onder meer bepaald, dat het gedeelte van de winst dat resteert na uitkering van dividend op de prioriteitsaandelen en de preferente aandelen en reservering door de vergadering van houders van prioriteitsaandelen, ter beschikking is van de Algemene Vergadering van Aandeelhouders voor uitkering aan de houders van gewone aandelen.

Het dividend op de prioriteitsaandelen, maximaal 6% over het nominale bedrag van deze aandelen, is cumulatief preferent. Het dividend op de preferente aandelen zal, indien en voorzover de winst over enig boekjaar uitkering daarvan niet toelaat, worden uitgekeerd ten laste van het uitkeerbare deel van het eigen vermogen van de vennootschap.

VERWERKING RESULTAAT

(x € mln)	**2002**	2001
Nettoresultaat	**- 160**	6
Toevoeging/Onttrekking aan de algemene reserves	**160**	- 6
	0	0

Wegens het ontbreken van winst wordt geen dividend op de prioriteitsaandelen uitgekeerd. Ingevolge het bepaalde in artikel 18 lid 3 (a) van de statuten van de vennootschap zal uit de winst van enig volgend jaar alsnog het ontbrekende dividend ter grootte van € 0,06 per aandeel (in totaal € 900) worden uitgekeerd.

Noot: Voorgesteld wordt een uitkering op de gewone aandelen ten laste van de reserves van € 1 per aandeel.

REGULATIONS CONCERNING THE APPROPRIATION OF PROFIT UNDER ARTICLE 18 OF THE ARTICLES OF ASSOCIATION

Appropriation of profit takes place in accordance with Article 18 of the Company's Articles of Association. This Article stipulates that priority shares and preference shares will have the first claim on dividends, following which the Meeting of Holders of Priority Shares will determine whether an amount and, if so, what amount will be added to the reserves. The remaining part of the profit shall be available to the General Meeting of Shareholders for dividend payment to holders of ordinary shares.

Dividends on priority shares, not to exceed 6% of the nominal value of these shares, is cumulatively preferential. Dividends on preference shares, if and in so far as the profit for any financial year is insufficient for payment, shall be paid and charged to the distributable part of the Company's equity.

APPROPRIATION OF RESULT

(x € million)	**2002**	2001
Net result	**– 160**	6
Added to / Withdrawn from the general reserves	**160**	– 6
	0	0

No dividend on priority shares will be paid due to the fact that no profit was realised.
In accordance with Article 18, paragraph 3 (a) of the Company's Articles of Association the omitted dividend in the amount of € 0.06 per share (totalling € 900) will be paid cumulatively out of future year profits.

Note: Payment of € 1 per ordinary share is proposed, to be charged to the reserves.

BIJZONDERE STATUTAIRE RECHTEN INZAKE ZEGGENSCHAP

Prioriteitsaandelen
De 15.000 prioriteitsaandelen, elk groot € 1, behoren toe aan Beheerstichting Koninklijke Nedlloyd te Rotterdam. Het bestuur van de stichting wordt gevormd door de heren A.H. Land, voorzitter, L.J.M. Berndsen, H.H. Meijer, J.M.M. Maeijer, Th. Quené en J.J. van Rijn alsmede met ingang van 5 maart 2003 de heer H.B. van Wijk.

Naar het gezamenlijke oordeel van Koninklijke Nedlloyd N.V. en de hiervoor genoemde natuurlijke personen kan niet meer dan de helft van het aantal stemmen dat in vergaderingen van Beheerstichting Koninklijke Nedlloyd, direct of indirect, kan worden uitgebracht, worden uitgeoefend door personen die tevens bestuurder zijn van Koninklijke Nedlloyd N.V.

Aan de vergadering van houders van prioriteitsaandelen zijn de volgende rechten en bevoegdheden toegekend (de verwijzingen zijn naar artikelen van de statuten van de vennootschap):

a. Goedkeuring van besluiten van de Raad van Bestuur tot:
   - uitgifte van aandelen (art. 4 lid 1);
   - opvraging van verdere storting op preferente aandelen (art. 4 lid 3);
   - het verrichten van rechtshandelingen in verband met het nemen en verkrijgen van en het inbrengen op aandelen als vermeld in artikel 4 lid 6;
   - beperking of uitsluiting van het voorkeursrecht op gewone aandelen (art. 4 lid 8);
   - vervreemding van door de vennootschap gehouden eigen aandelen (art. 5 lid 1);
   - besluit tot vermindering van het geplaatste kapitaal (art. 6 lid 1);
   - overdracht van prioriteitsaandelen (art. 9 lid 1);
   - verkrijging van aandelen in en uitgifte en verkrijging van schuldbrieven ten laste van de vennootschap (art. 15 lid 2);
   - wijziging van de statuten of ontbinding van de vennootschap (art. 32 lid 1).

b. Vaststelling van het aantal leden van de Raad van Commissarissen en de Raad van Bestuur (art. 11 lid 1).

c. Reservering van winst en beschikking over reserves alsmede een cumulatief preferent recht op uitkering van winst (art. 18 lid 3 en 4).

Preferente aandelen
Ingevolge de Slotbepaling van de Statuten is de Raad van Bestuur voor een periode eindigend, behoudens verlenging door de Algemene Vergadering van Aandeelhouders, op 16 juni 2005 aangewezen als bevoegd orgaan om te besluiten tot uitgifte – daaronder begrepen het verlenen van rechten tot het nemen – van de nog niet geplaatste preferente aandelen ten belope van het gehele kapitaal aan gewone aandelen, zoals dit thans geplaatst is of in de toekomst geplaatst zal zijn.

Tussen de vennootschap en de Stichting Preferente Aandelen Koninklijke Nedlloyd is een calloptieovereenkomst gesloten. Deze overeenkomst geeft de stichting het recht preferente aandelen in het kapitaal van de vennootschap te nemen tot een maximum van zoveel preferente aandelen in het kapitaal van de vennootschap als het aantal gewone aandelen dat ten tijde van het uitoefenen van de optie is geplaatst, derhalve voor niet meer dan 100%. Indien vervolgens nieuwe gewone aandelen worden uitgegeven, kan de stichting telkens wederom van haar recht gebruikmaken tot het in de vorige zin genoemde maximum. Bij het nemen van de preferente aandelen dient daarop ten minste 25% van het nominale bedrag te worden gestort.

Het bestuur van de stichting wordt gevormd door de heren J.E. Andriessen, voorzitter, S.C.J.J. Kortmann, C.J. Oort, J.F.M. Peters en L.J.M. Berndsen.

Naar het gezamenlijke oordeel van Koninklijke Nedlloyd N.V. en de hiervoor genoemde natuurlijke personen is voldaan aan de ten aanzien van de onafhankelijkheid van de bestuurders van de Stichting Preferente Aandelen Koninklijke Nedlloyd gestelde eisen als bedoeld in Bijlage X bij het Fondsenreglement van Euronext Amsterdam N.V.

PARTICULAR RIGHTS OF CONTROL UNDER THE ARTICLES OF ASSOCIATION

Priority shares

The 15,000 priority shares of € 1 each are held by Beheerstichting Koninklijke Nedlloyd, Rotterdam, The Netherlands. Messrs A.H. Land (Chairman), L.J.M. Berndsen, H.H. Meijer, J.M.M. Maeijer, Th. Quene and J.J. van Rijn as well as of 5 March 2003 H.B. van Wijk form the Boards of the Beheerstichting.

By the common view of Royal Nedlloyd N.V. and the aforementioned individuals, no more than half the number of votes that can be cast, directly or indirectly, in meetings of Beheerstichting Koninklijke Nedlloyd, can be exercised by persons who are also Managing Directors of Royal Nedlloyd N.V.

The Meeting of Holders of Priority Shares has been assigned the following rights and powers (reference is made to the Company's Articles of Association):

a. Approval of Executive Board decisions as to:
  - issue of shares (Art. 4, par. 1);
  - calling up further payments on preference shares (Art. 4, par. 3);
  - performance of legal acts related to the subscription and acquisition of shares and the contribution for shares as stipulated under Article 4, paragraph 6;
  - restriction or exclusion of pre-emptive rights to ordinary shares (Art. 4, par. 8);
  - alienation of shares held by the Company in its own capital (Art. 5, par. 1);
  - decision to reduce the issued share capital (Art. 6, par. 1);
  - transfer of priority shares (Art. 9, par. 1);
  - acquisition of shares in and issue and acquisition of debt instruments payable by the Company (Art. 15, par. 2);
  - amendments to the Articles of Association or dissolution of the Company (Art. 32, par. 1).

b. Determination of the number of Supervisory Board and Executive Board members (Art. 11, par. 1).

c. Retention of profits and disposal of the reserves as well as cumulative preferential rights to the distribution of profits (Art. 18, paragraphs 3 and 4).

Preference shares

Pursuant to the final provision in the Articles of Association, the Executive Board has been appointed for a term ending on 16 June 2005 subject to extension by the General Meeting of Shareholders, as the competent authority to decide to issue – and grant rights to subscribe for – preference shares not yet issued up to the amount of the entire ordinary share capital as it is currently issued or will be issued in the future.

The Company and the Stichting Preferente Aandelen Koninklijke Nedlloyd (Foundation Royal Nedlloyd Preference Shares) have concluded a call-option agreement. Under this agreement the Foundation is entitled to subscribe for preference shares in the Company's capital up to a maximum number equal to the number of ordinary shares issued at the moment the option is exercised, i.e. for no more than 100%. Should, subsequently, new ordinary shares be issued, the Foundation can exercise its right again up to aforementioned maximum. When subscribing for preference shares, at least 25% of the nominal value should be paid-up.

The Foundation's Board is formed by Messrs J.E. Andriessen (Chairman), S.C.J.J. Kortmann, C.J. Oort, J.F.M. Peters and L.J.M. Berndsen.

By the common view of Royal Nedlloyd N.V. and aforementioned individuals the requirements have been met as to the independence of the Foundation's Board members as defined in Annexure X to the Rules relating to Securities of Euronext Amsterdam, the Netherlands.

VERSLAG VAN DE COMMISSIE VAN AANDEELHOUDERS VAN KONINKLIJKE NEDLLOYD N.V.

Over de periode 8 mei 2002 tot 5 maart 2003.

De Algemene Vergadering van Aandeelhouders heeft op 9 mei 2001 een Commissie van Aandeelhouders benoemd. Zij heeft aan deze commissie voor twee jaar de bevoegdheden overgedragen, welke zijn genoemd in het tweede, vierde, vijfde, zesde, achtste en elfde lid van artikel 11 en in artikel 16 van de statuten. Met inachtneming van het reglement dat uw vergadering in 1995 heeft vastgesteld, heeft de Commissie van Aandeelhouders zich ook dit jaar van de haar opgedragen taak gekweten.

De commissie is dit jaar niet bijeen geweest. Enerzijds waren er geen vacatures in de Raad van Commissarissen. Anderzijds gaven de activiteiten van Koninklijke Nedlloyd N.V. geen aanleiding om de commissie op te hoogte te houden van de ontwikkelingen voorzover die althans van invloed zouden kunnen zijn op de eventuele benoeming van leden van de Raad van Commissarissen.

De zittingstermijn van de huidige commissie loopt tot 9 mei 2003. Aan uw vergadering zal worden voorgesteld over te gaan tot het opnieuw instellen van een Commissie van Aandeelhouders. Indien uw vergadering daartoe besluit, draagt de commissie de volgende kandidaten voor het lidmaatschap van de commissie voor: mr H.J.M. van Boxtel, drs S.J. Eelkman Rooda, drs. F.J.J.Lucassen, mr M.H.C. Nikkels-Evelein en drs P.P.F. de Vries. Allen zijn thans lid van de commissie.

Individuele aandeelhouders kunnen uiterlijk op de zevende dag voor de Algemene Vergadering van Aandeelhouders kandidaten voor een door uw vergadering te benoemen Commissie van Aandeelhouders voordragen volgens de in artikel 4 van het Reglement voor de Commissie van Aandeelhouders van Koninklijke Nedlloyd N.V. aangegeven procedure.

Rotterdam, 5 maart 2003

H.J.M. van Boxtel, voorzitter
S.J. Eelkman Rooda
F.J.J. Lucassen
M.H.C. Nikkels-Evelein
P.P.F. de Vries

Mevrouw H.J.M. van Boxtel

Geboortedatum:	12 februari 1946
Nationaliteit:	Nederlandse
Adres:	Louis Bouwmeesterlaan 63
	3584 GE Utrecht
Functie:	geen

De heer S.J. Eelkman Rooda

Geboortedatum:	22 februari 1963
Nationaliteit:	Nederlandse
Adres:	Oudedijk 63a
	3062 AD Rotterdam
Functie:	Directeur Renpart Group of Companies

De heer F.J.J. Lucassen

Geboortedatum:	23 juni 1942
Nationaliteit:	Nederlandse
Adres:	Steenlaan 38
	1412 JW Naarden
Functie:	Oud-voorzitter directie Beleggingen Achmea en oud-directeur van Kamerbeek Vermogensadvies en Beleggingsmakelaardij

Mevrouw M.H.C. Nikkels-Evelein

Geboortedatum:	12 oktober 1942
Nationaliteit:	Nederlandse
Adres:	Kastanjelaan 63
	3768 AJ Soest
Functie:	Docent Hogeschool INHOLLAND

De heer P.P.F. de Vries

Geboortedatum:	13 mei 1967
Nationaliteit:	Nederlandse
Adres:	Donker Curtiusstraat 8
	2241 NL Wassenaar
Functie:	Directeur Vereniging van Effectenbezitters VEB

REPORT OF THE COMMITTEE OF SHAREHOLDERS OF ROYAL NEDLLOYD N.V.

Concerning the period 8 May 2002 - 5 March 2003.

On 9 May 2001, the Annual General Meeting of Shareholders installed a Committee of Shareholders. For a period of two years the Committee has been delegated certain powers which are stated in the second, fourth, fifth, sixth, eighth and eleventh paragraphs of Article 11 and in Article 16 of the Nedlloyd Articles of Association. With due observance of the regulations adopted in 1995 the Committee of Shareholders has again acquitted itself well of its task this year.

This year the Committee did not assemble in a meeting. On the one hand no vacancies existed in the Supervisory Board. On the other hand the activities of Royal Nedlloyd N.V. gave us no cause to keep the Committee informed of the developments in so far these would affect the possible appointments of Members of the Supervisory Board.

The term of the present Committee expires on 9 May 2003. The shareholders' meeting will be asked to approve the establishment of a new Committee of Shareholders. If so resolved, the Committee nominates the following candidates for membership on this Committee: H.J.M. van Boxtel, S.J. Eelkman Rooda, F.J.J. Lucassen, M.H.C. Nikkels-Evelein and P.P.F. de Vries.
All are presently members of the Committee.

Individual shareholders, until the seventh day previous to the Annual General Meeting of Shareholders, can nominate candidates for appointment to a Committee of Shareholders, following the procedure as specified in section 4 of the Regulations for the Committee of Shareholders of Royal Nedlloyd N.V.

Rotterdam, 5 March 2003

H.J.M. van Boxtel, Chairwoman
S.J. Eelkman Rooda
F.J.J. Lucassen
M.H.C. Nikkels-Evelein
P.P.F. de Vries

Mrs H.J.M. van Boxtel

Date of birth:	12 February 1946
Nationality:	Dutch
Address:	Louis Bouwmeesterlaan 63 3584 GE Utrecht
Function:	none

Mr S.J. Eelkman Rooda

Date of birth:	22 February 1963
Nationality:	Dutch
Address:	Oudedijk 65a 3062 AD Rotterdam
Function:	Director Renpart Group of Companies

Mr F.J.J. Lucassen

Date of birth:	23 June 1942
Nationality:	Dutch
Address:	Steenlaan 38 1412 JW Naarden
Function:	Former Chairman of the Board of Directors Beleggingen Achmea; former Director of Kamerbeek Vermogensadvies en Beleggingsmakelaardij

Mrs M.H.C. Nikkels-Evelein

Date of birth:	12 October 1942
Nationality:	Dutch
Address:	Kastanjelaan 63 3768 AJ Soest
Function:	Lecturer INHOLLAND College of Higher Education

Mr P.P.F. de Vries

Date of birth:	13 May 1967
Nationality:	Dutch
Address:	Donker Curtiusstraat 8 2241 NL Wassenaar
Function:	Director Association Effectenbezitters VEB

ADRESSEN / ADDRESSES

Koninklijke Nedlloyd N.V. / Royal Nedlloyd N.V.
Boompjes 40 – 3011 XB Rotterdam
P.O. Box 487 – 3000 AL Rotterdam
The Netherlands
Telephone: +31 (0)10 – 400 71 11
Internet: www.nedlloyd.com

NIET-GECONSOLIDEERDE DEELNEMINGEN / NON-CONSOLIDATED PARTICIPATIONS

P&O Nedlloyd Container Line Ltd. 50%

Hoofdkantoor: / Headquarters:
Beagle House, Braham Street
London E1 8EP
United Kingdom
Telephone: +44 (20) – 7441 10 00
Internet: www.ponl.com

Kantoor in Nederland: / Office in The Netherlands:
Boompjes 40
3011 XB Rotterdam
The Netherlands
Telephone: +31 (0)10 – 400 61 11

Martinair Holland N.V. 50%
P.O. Box 7507
1118 ZG Schiphol
The Netherlands
Telephone: +31 (0)20 – 601 12 22
Internet: www.martinair.com



Geconsolideerde winst- en verliesrekening *(x € 1 mln)*	2002	2001	2000
Totaal bedrijfslasten	**- 4**	- 6	- 6
Bedrijfsresultaat	**- 4**	- 6	- 6
Opbrengst van financiële vaste activa	**- 160**	5	50
Nettorente	**4**	7	6
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**- 160**	6	50
Belastingen	**-**	-	-
Resultaat uit gewone bedrijfsuitoefening na belastingen	**- 160**	6	50
Buitengewoon resultaat na belastingen	**-**	-	86
Groepsresultaat na belastingen	**- 160**	6	136
Aandeel derden	**-**	-	-
Nettoresultaat	**- 160**	6	136

Geconsolideerde balans *(x € 1 mln)*			
Vaste activa	**727**	1.010	949
Vlottende activa	**112**	150	201
Totaal activa	**839**	1.160	1.150
Eigen vermogen	**784**	1.086	1.040
Groepsvermogen	**784**	1.086	1.040
Garantievermogen	**784**	1.086	1.040
Voorzieningen	**44**	56	68
Overige kortlopende schulden	**11**	18	42
Totaal passiva	**839**	1.160	1.150
Werkzaam vermogen ultimo [1]	**722**	999	986
Boekwaarde financiële vaste activa	**726**	1.009	948
Werkzaam vermogen excl. financiële vaste activa ultimo	**- 4**	- 10	38
Materiële vaste activa			
Investeringen	**0**	0	1
Afschrijvingen	**0**	0	0

Geconsolideerd kasstroomoverzicht *(x € 1 mln)*			
Netto-operationele kasstroom	**- 18**	57	3
Investeringskasstroom	**0**	11	92
Financieringskasstroom	**- 19**	- 47	- 157
Saldo kasstromen	**- 37**	21	- 62

Aandelen	2002	2001	2000
Aantal gewone aandelen gemiddeld (x 1.000)	**22.431**	23.396	23.329
Aantal gewone aandelen ultimo (x 1.000)	**21.472**	23.406	23.347
Aantal uitstaande gewone aandelen gemiddeld (x 1.000)	**21.277**	22.560	22.818
Aantal uitstaande aandelen ultimo (x 1.000)	**21.323**	21.105	22.841
Per uitstaand gewoon aandeel van € 1 nominaal:			
Nettoresultaat [2]	**– 7,52**	0,27	5,96
Resultaat uit gewone bedrijfsuitoefening voor belasting	**– 7,52**	0,27	2,19
Dividend	**1,00**	1,00	1,00
Eigen vermogen [2]	**36,77**	51,46	45,53
Koers-winstverhouding [2]	**neg.**	57,41	3,91

Ratio's

Resultaat uit gewone bedrijfsuitoefening voor belastingen in % gemiddeld eigen vermogen	**– 17,1**	0,6	4,8
Nettoresultaat in % gemiddeld eigen vermogen	**– 17,1**	0,6	13,1
Groepsvermogen in % balanstotaal	**93,4**	93,6	90,4
Garantievermogen in % balanstotaal	**93,4**	93,6	90,4
Vlottende activa in % kortlopende schulden	**1.018,2**	833,3	478,6

Personeel*

Eigen personeelsleden ultimo	**26**	69	73
Gemiddeld aantal eigen personeelsleden	**48**	71	102
Gemiddeld aantal FTE's [2] eigen personeelsleden	**42**	66	96
Personeelskosten (x € 1 mln)	**2**	5	4

Inclusief Nedlloyd Interne Dienst B.V.

Zie definities

Definities:

Werkzaam vermogen	=	materiële vaste activa + financiële vaste activa + werkkapitaal
Werkkapitaal	=	voorraden + vorderingen – overige kortlopende schulden
Nettoresultaat per aandeel	=	nettoresultaat : gemiddeld aantal uitstaande gewone aandelen
Eigen vermogen per aandeel	=	eigen vermogen : aantal uitstaande gewone aandelen ultimo
Koers-winstverhouding	=	koers ultimo : nettoresultaat per aandeel
FTE	=	Full Time Equivalent (aantal medewerkers omgerekend naar voltijd dienstverband)
Netto kas	=	Eigen vermogen – joint venture P&O Nedlloyd – 50% belang in Martinair

THREE YEARS NEDLLOYD

Consolidated profit and loss account (× € 1 million)	2002	2001	2000
Total operating expenses	**– 4**	– 6	– 6
Operating result	**– 4**	– 6	– 6
Income from investments	**– 160**	5	50
Interest income minus interest expense	**4**	7	6
Result on ordinary activities before taxation	**– 160**	6	50
Taxation	**–**	–	–
Result on ordinary activities after taxation	**– 160**	6	50
Extraordinary result after taxation	**–**	–	86
Group result after taxation	**– 160**	6	136
Minority interests	**–**	–	–
Net result	**– 160**	6	136

Consolidated balance sheet (× € 1 million)			
Fixed assets	**727**	1,010	949
Current assets	**112**	150	201
Total assets	**839**	1,160	1,150
Shareholders' equity	**784**	1,086	1,040
Group equity	**784**	1,086	1,040
Risk-bearing funds	**784**	1,086	1,040
Provisions	**44**	56	68
Other short-term liabilities	**11**	18	42
Total liabilities	**839**	1,160	1,150
Capital employed at year end	**722**	999	986
Book value investments	**726**	1,009	948
Capital employed excluding investments at year end	**– 4**	– 10	38
Tangible fixed assets:			
Capital expenditure	**0**	0	1
Depreciation	**0**	0	0

Consolidated cash flow statement (× € 1 million)			
Net operational cash flow	**– 18**	57	3
Investment cash flow	**0**	11	92
Financing cash flow	**– 19**	– 47	– 157
Cash flow balance	**– 37**	21	– 62

Shares	2002	2001	2000
Number of ordinary shares, average (× 1,000)	**22,431**	23.396	23.329
Number of ordinary shares, year end (× 1,000)	**21,472**	23.406	23.347
Average number of ordinary shares outstanding (× 1,000)	**21,277**	22.560	22.818
Number of ordinary shares outstanding (× 1.000)	**21,323**	21.105	22.841
Per ordinary share outstanding € 1 nominal:			
Net result [2]	**- 7.52**	0.27	5.96
Result on ordinary activities before taxation	**- 7.52**	0.27	2.19
Dividend	**1.00**	1.00	1.00
Shareholders' equity [2]	**36.77**	51.46	45.53
Price / earnings ratio [2]	**neg.**	57.41	3.91

Ratios

Result on ordinary activities before taxation as a % of shareholders' equity	**– 17.1**	0.6	4.8
Net result as a % of average shareholders' equity	**– 17.1**	0.6	13.1
Group equity as a % of balance sheet total	**93.4**	93.6	90.4
Risk-bearing funds as a % of balance sheet total	**93.4**	93.6	90.4
Current assets as a % of short-term debts	**1,018.2**	833.3	478.6

Staff*

Number of staff at year end	**26**	69	73
Average number of staff	**48**	71	102
Average number of FTEs [2]	**42**	66	96
Staff expenses (× € 1 million)	**2**	5	4

* *Inclusive Nedlloyd Interne Dienst B V*

[2] *See definitions*

Definitions:

Capital employed	=	tangible fixed assets + investments + working capital
Working capital	=	stocks + receivables – other short-term debts
Net result per share	=	net result : average number of ordinary shares outstanding
Shareholders' equity per share	=	shareholders' equity : number of ordinary shares outstanding at year end
Price / earnings ratio	=	share price at year end : net result per share
FTE	=	full-time equivalent (number of staff calculated into full-time employment)
Net Cash	=	Shareholders' equity – joint venture P&O Nedlloyd – 50% participation Martinair

Colofon

Vormgeving: GroenDesign, Vlaardingen
Fotografie: Ben Wind, Capital Photos (Martinair),
P&O Nedlloyd, Roger Dohmen
Zetwerk en druk:
PlantijnCasparie Capelle a/d IJssel
Afwerking: Spiegelenberg B.V.

Dit verslag is gedrukt op chloorarm papier.

Colophon

Design: GroenDesign, Vlaardingen
Photography: Ben Wind, Capital Photos (Martinair),
P&O Nedlloyd, Roger Dohmen
Typesetting and printing:
PlantijnCasparie Capelle a/d IJssel
Binding: Spiegelenberg B.V.

This report was printed on low chlorine paper.

ROYAL NEDLLOYD N.V.

Agenda

for the annual **General Meeting of Shareholders**
to be held on **Thursday 8 May, 2003** at 14:00 hours in the Willem Burgerzaal of Concert hall and conference centre De Doelen, Kruisplein 40, Rotterdam.

Opening

1 (a) Report by the Executive Board over 2002
(b) Approval of the Financial Statements 2002
(c) Discharge of the Executive Board and the Supervisory Board over the financial year 2002

2 Proposal to distribute a dividend of € 1 per ordinary share to be charged to the reserves

3 Proposal to decrease the issued capital of the Company by the withdrawal of up to a maximum of 148.796 ordinary shares with a nominal value of € 1 each held by the Company which are no longer required to cover the employee option programmes

4 Authorisation of the Executive Board to acquire own shares by the Company

5 (a) Report of the Shareholders Committee
(b) Proposal to amend the Regulations for the Shareholders Committee
(c) Formation of a Shareholders Committee
(d) Appointment of members of the Shareholders Committee

6 Any other business

Closure

Rotterdam, 5 March, 2003

Notes to the agenda for the annual General Meeting of Shareholders to be held on Thursday 8 May, 2003

Agenda item 2
Since the financial year 2002 has resulted in a loss it is proposed to charge the dividend to the reserves.

Agenda item 3
The proposal contains the reduction of the issued capital of the Company by way of withdrawal of up to a maximum of 148.796 ordinary shares with a nominal value of € 1 each, being the shares buyed-in by the Company to cover outstanding obligations pursuant to employee option programmes which obligations will expire after the termination on March 19, 2003 of the Option programme 1998.

For the protection of creditors a resolution regarding capital reduction is subject to a statutory opposition lodging period of two months.

For a resolution to reduce the capital at least a two third majority of the casted valid votes is required, in case less than one-half of the issued share capital is represented in the meeting.

Agenda item 4
Proposal in line with article 5 sub 1 of the Articles of Association to authorise the Executive Board for a period of 18 months, therefore, until 8 November, 2004, to acquire for valuable consideration at the Stock Exchange or otherwise, fully paid-up shares in the Company up to a quantity which according to the law and the Articles of Association, at the time of acquisition, may be maximally acquired by the company and at a price which, in respect of ordinary shares, at the time of acquisition, may not be above 110% of the Stock Exchange quotation and which, in respect of priority shares, is equal to the nominal value.

Agenda item 5

(a) The report of the Shareholders Committee is included in the annual report.

(b) Proposal to delete articles 3 sub 5 and 4 sub 4 of the Regulations for the Shareholders Committee, which are regarded too limiting. Moreover the deletion of the age limit coincides with the recent abolition, both by law and the company's Articles of Association, of the age limit of members of the Supervisory Board.

(c) All members of the Committee that was formed by the General Meeting of Shareholders on 9 May, 2001, will step down on 9 May, 2003. It is proposed that on 8 May next the meeting will again form a five-member Shareholders Committee to whom are transferred for the period from 9 May 2003 up to 8 May 2005 all powers and obligations as referred to in article 34 sub 1 of the Articles of Association.

(d) In the report of the Committee a – non-binding – recommendation is made for nomination on the Shareholders Committee of the following persons:

H.J.M. van Boxtel
S.J. Eelkman Rooda
F.J.J. Lucassen
M.H.C. Nikkels-Evelein
P.P.F. de Vries

The relevant personal data of these candidates are shown in the abovementioned report of the Committee.

Individual shareholders are entitled to propose candidates in the manner as described in Article 4 of the Regulations for the Shareholders Committee of Royal Nedlloyd N.V., reading as follows:

Nomination and appointment

1. The members of the committee will be appointed by the general meeting of shareholders in a meeting where a relevant proposal has been placed on the agenda.
2. a.1. After consulting the Supervisory Board, the committee of shareholders will draw up a non-binding list of recommended candidates for the committee.
   2. The non-binding list of candidates recommended by the committee of shareholders will be incorporated in the report of the committee.
   b.1. If no committee is in charge, the non-binding recommendation will be submitted by the Supervisory Board.
   2. The non-binding recommendation by the Supervisory Board will be placed on the agenda of the relevant general meeting of shareholders.
   c. When drawing up the non-binding recommendation, every effort will be made to arrive at a composition which reflects as far as possible the different groups of shareholders.
   d. Individual shareholders are also free to nominate candidates whose names will be announced verbally at the general meeting of shareholders.
3. a. Each recommendation must state the full name of the proposed person, his date of birth, nationality, address, profession and present function, and the functions he fulfills or he has fulfilled in so far as these are relevant for the fulfilment of his task as member of the committee.
   b. Each recommendation must be accompanied by a written statement that the proposed candidate will accept his appointment.
   c. Each nominated candidate must satisfy the Supervisory Board that he is a shareholder in the company, for example by submitting a certificate of deposit.
4. A shareholder who has attained the age of 70 years, or will attain the age of 70 years in the year in which the committee is formed, cannot be nominated as a candidate for appointment to the committee of shareholders.
5. a. Individual shareholders may nominate candidates by submitting the name of the candidate in question to the committee of shareholders, via the company secretary, by registered letter, in such a way that the Supervisory Board receives a list of nominated candidates not later than the seventh day before the day of the meeting for which the appointment of the members of the committee has been placed on the agenda.
   b. As from the sixth day before the day of the general meeting of shareholders, interested parties may request from the company secretary a list of nominated candidates as stated in paragraph 5a of this article.
6. If there are more candidates than vacancies, the vacancies will be filled by a vote held by the general meeting of shareholders in accordance with the provisions in the articles of association of the company.

KONINKLIJKE NEDLLOYD N.V.

Agenda

voor de jaarlijkse **Algemene Vergadering van Aandeelhouders**
te houden op **donderdag 8 mei 2003** om 14.00 uur in de Willem Burgerzaal van Concert- en congresgebouw
de Doelen, Kruisplein 40 te Rotterdam.

Opening

1 (a) Verslag van de Raad van Bestuur over 2002
(b) Goedkeuring van de jaarrekening over 2002
(c) Decharge van de Raad van Bestuur en de Raad van Commissarissen over het boekjaar 2002

2 Voorstel tot uitkering ten laste van de reserves van € 1 per aandeel aan houders van gewone aandelen

3 Voorstel tot vermindering van het geplaatste kapitaal door intrekking van maximaal 148.796 door de vennootschap gehouden gewone aandelen van elk nominaal € 1 die niet meer benodigd zijn ter dekking van personeelsoptieprogramma's

4 Machtiging van de Raad van Bestuur tot verkrijging door de vennootschap van eigen aandelen

5 (a) Verslag van de Commissie van Aandeelhouders
(b) Voorstel tot wijziging van het Reglement voor de Commissie van Aandeelhouders
(c) Instelling van een Commissie van Aandeelhouders
(d) Benoeming van leden van de Commissie van Aandeelhouders

6 Rondvraag

Sluiting

Rotterdam, 5 maart 2003

Toelichting op de agenda voor de jaarlijkse Algemene Vergadering van Aandeelhouders te houden op donderdag 8 mei 2003

Agendapunt 2
Het voorstel behelst een uitkering ten laste van de reserves, aangezien over het boekjaar 2002 geen winst is gerealiseerd.

Agendapunt 3
Het voorstel behelst de vermindering van het geplaatste kapitaal door intrekking van maximaal 148.796 gewone aandelen van elk nominaal € 1, zijnde door de vennootschap ter dekking van onder werknemersoptieregelingen uitstaande verplichtingen ingekochte aandelen, die vervallen na het per 19 maart 2003 aflopen van het Optieplan 1998.

Op het besluit tot kapitaalvermindering is een wettelijke verzettermijn van twee maanden na bekendmaking van het voornemen tot kapitaalvermindering van toepassing.

Voor een besluit tot kapitaalvermindering is een meerderheid van ten minste tweederde der uitgebrachte geldige stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd.

Agendapunt 4
Voorgesteld wordt de Raad van Bestuur, conform artikel 5 lid 1 van de statuten, voor een periode van 18 maanden, derhalve tot 8 november 2004, te machtigen ter beurze of anderszins, onder bezwarende titel volgestorte aandelen in de vennootschap te verwerven tot een hoeveelheid die ingevolge de wet en de statuten op het tijdstip van verwerving maximaal door de vennootschap verkregen kan worden en tegen een prijs die, met betrekking tot gewone aandelen, op het tijdstip van verwerving niet hoger is dan 110% van de beurskoers en die, met betrekking tot prioriteitsaandelen, gelijk is aan het nominale bedrag.

Agendapunt 5

(a) Het verslag van de Commissie van Aandeelhouders is in het jaarverslag opgenomen.

(b) Voorgesteld wordt de artikelen 3 lid 5 en 4 lid 4 van het Reglement voor de Commissie van Aandeelhouders, als zijnde onnodig beperkend, te schrappen. Bovendien is de schrapping van de leeftijdsbeperking in lijn met de recente wettelijke en statutaire afschaffing van de leeftijdsgrens voor commissarissen.

(c) Alle leden van de Commissie, die door de Algemene Vergadering van Aandeelhouders op 9 mei 2001 is ingesteld, treden op 9 mei 2003 af. Voorgesteld wordt dat de vergadering op 8 mei a.s. wederom een Commissie van Aandeelhouders instelt, bestaande uit vijf leden, aan wie alle bevoegdheden en verplichtingen als bedoeld in artikel 34 lid 1 van de statuten worden overgedragen, ingaande op 9 mei 2003 en eindigende op 8 mei 2005.

(d) In het verslag van de Commissie worden de navolgende personen – niet bindend – voorgedragen voor benoeming tot lid van de Commissie van Aandeelhouders:

H.J.M. van Boxtel
S.J. Eelkman Rooda
F.J.J. Lucassen
M.H.C. Nikkels-Evelein
P.P.F. de Vries

De relevante personalia van de kandidaten zijn vermeld in het genoemde verslag van de Commissie.

Het staat individuele aandeelhouders vrij eveneens kandidaten voor te dragen op de wijze als is voorzien in artikel 4 van het Reglement voor de Commissie van Aandeelhouders van Koninklijke Nedlloyd N.V., luidende als volgt:

Kandidaatstelling en benoeming

1. De leden van de commissie worden benoemd door de algemene vergadering van aandeelhouders in een vergadering waarin een voorstel daartoe op de agenda van die vergadering aan de orde is gesteld.
2. a.1. De commissie van aandeelhouders stelt een niet-bindende voordracht op voor kandidaten voor de commissie, na overleg met de raad van commissarissen.
   2. De niet-bindende voordracht van de commissie van aandeelhouders zal in het verslag van de commissie worden opgenomen.
   b.1. Indien geen commissie in functie is, zal de niet-bindende voordracht gedaan worden door de raad van commissarissen.
   2. De niet-bindende voordracht van de raad van commissarissen zal worden opgenomen in de agenda van de betreffende algemene vergadering van aandeelhouders.
   c. Bij de samenstelling van de niet-bindende voordracht zal worden gestreefd naar een samenstelling die de onderscheidene geledingen van de aandeelhouders zoveel mogelijk weerspiegelt.
   d. Het staat individuele aandeelhouders vrij om eveneens kandidaten voor te dragen van wie de naam mondeling in de algemene vergadering van aandeelhouders bekend zal worden gemaakt.
3. a. Bij elke voordracht dient vermeld te worden de volledige naam van de voorgedragen persoon, zijn geboortedatum, zijn nationaliteit, zijn adres, zijn beroep respectievelijk huidige functie, en de betrekkingen die hij bekleedt of die hij heeft bekleed voorzover deze van belang zijn in verband met de vervulling van zijn taak als lid van de commissie.
   b. Elke voordracht dient vergezeld te gaan van een schriftelijke verklaring dat de voorgedragen kandidaat zijn benoeming zal aanvaarden.
   c. Van elke voorgedragen kandidaat dient naar genoegen van de raad van commissarissen zijn aandeelhouderschap in de vennootschap te zijn aangetoond, bijvoorbeeld door overlegging van een depotbewijs.
4. Een aandeelhouder die de leeftijd van 70 jaren heeft bereikt, of in het jaar dat de commissie wordt ingesteld de leeftijd van 70 jaren zal bereiken, kan niet kandidaat zijn om benoemd te worden als lid van de commissie van aandeelhouders.
5. a. De kandidaatstelling door individuele aandeelhouders geschiedt door het opgeven van de desbetreffende kandidaat bij de commissie van aandeelhouders, via de secretaris van de vennootschap, per aangetekend schrijven, zodanig dat de raad van commissarissen uiterlijk de zevende dag vóór die van de vergadering, waarvoor de aanwijzing van de leden van de commissie is geagendeerd, een opgave van de kandidaatstelling in zijn bezit heeft.
   b. Vanaf de zesde dag vóór die van de algemene vergadering van aandeelhouders kunnen belangstellenden bij de secretaris van de vennootschap informeren naar de opgave van de kandidaatstelling als bedoeld in lid 5a van dit artikel.
6. Indien er meer kandidaten dan vacatures zijn, wordt in de vacatures voorzien door het houden van een stemming door de algemene vergadering van aandeelhouders op de wijze zoals is voorzien in de statuten van de vennootschap.